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EXHIBIT 99.1

Report to Shareholders for the first quarter ended March 31, 2020

All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for Libya, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor Energy Inc.'s (Suncor or the company) Management's Discussion and Analysis (MD&A) dated May 5, 2020. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

"The COVID-19 pandemic has led to an unprecedented decline in demand for transportation fuels and a significant oversupply of crude oil resulting in a substantial decline in crude oil prices," said Mark Little, president and chief executive officer. "Our integrated model and balance sheet strength are distinct advantages coming into this environment, however we have still needed to take significant action to keep the company strong. The focus of the company through this pandemic is to care for employees, contractors, customers and communities by keeping them safe and healthy, and protecting the financial health of the company while keeping an eye to our future. We are confident that with our unique business model, focused actions and dedicated team we will remain strong and continue to provide trusted energy for decades to come."

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The company's results in the first quarter of 2020 were impacted by the significant weakness and volatility in commodity prices, compared to the prior year quarter, as a result of the COVID-19 pandemic and OPEC+'s initial plan to increase production. Funds from operations(1) were $1.001 billion ($0.66 per common share) in the first quarter of 2020, and were impacted by a net first-in, first-out (FIFO) inventory valuation loss of $446 million after-tax on the declining value of refinery feedstock costs, compared to $2.585 billion ($1.64 per common share) in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.384 billion ($0.91 per common share) in the first quarter of 2020, compared to $1.548 billion ($0.98 per common share) in the prior year quarter.

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The company had an operating loss(1) of $309 million ($0.20 per common share) in the first quarter of 2020, compared to operating earnings of $1.209 billion ($0.77 per common share) in the prior year quarter, with the first quarter of 2020 impacted by a net FIFO inventory valuation loss of $446 million after-tax on the declining value of refinery feedstock costs. The company had a net loss of $3.525 billion ($2.31 per common share) in the first quarter of 2020, compared to net earnings of $1.470 billion ($0.93 per common share) in the prior year quarter. The net loss for the first quarter of 2020 included $1.798 billion of non-cash after-tax asset impairment charges, a $1.021 billion unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt and a $397 million after-tax hydrocarbon inventory write-down to net realizable value.

•
In response to changing market conditions, the company leveraged the flexibility of its integrated asset base with a continued focus on value over volume across the company's assets. The company was able to maximize price realizations by shifting its upstream product mix towards higher priced light crude and its refined product mix towards higher value distillate. This included synthetic crude oil (SCO) production of 503,600 barrels per day (bbls/d) in the first quarter of 2020, the third best quarter of SCO production in the company's history.

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While the company's physically integrated model naturally mitigates a portion of price volatility, the company also generated a marketing and logistics value add of $225 million after-tax.

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In the first quarter of 2020, the company enhanced its liquidity by securing an additional $2.5 billion of credit facilities for a 24-month term and, as at March 31, 2020, had approximately $8.1 billion of liquidity. Subsequent to the first quarter of 2020, the company issued $1.25 billion of 5.00% senior 10-year unsecured medium term notes and secured $300 million in additional credit facilities. This increased financial flexibility will help ensure the company has access to adequate financial resources should it be required.

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The company repurchased $307 million of its common shares in the first quarter of 2020. Given the current business environment and aligned with our disciplined capital allocation strategy, share repurchases have been suspended and the company has elected to not renew its normal course issuer bid (NCIB). Subsequent to the end of the quarter, and in order to maintain the financial health and resiliency of the company, Suncor's Board of Directors approved a reduction in the company's quarterly dividend to $0.21 per common share from $0.465 per common share. This dividend will be payable on June 25, 2020 to shareholders of record at the close of business on June 4, 2020. Combined with the sustaining capital and operating cost reductions, the cash break-even price to cover operating costs, sustaining capital and dividends has been reduced to approximately WTI US$35/bbl.

(1)
Funds from operations and operating (loss) earnings are non-GAAP financial measures. See page 5 for a reconciliation of net (loss) earnings to operating (loss) earnings. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(1)
Funds from operations, operating (loss) earnings and ROCE are non-GAAP financial measures. See page 5 for a reconciliation of net (loss) earnings to operating (loss) earnings. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Includes the impacts of the Government of Alberta's mandatory production curtailments for all periods presented and the impacts of the significant decline in commodity prices due to the COVID-19 pandemic and OPEC+'s initial plans to increase production in the first quarter of 2020.

(3)
Includes impairment charges of $3.352 billion after-tax related to the fourth quarter of 2019 and $1.798 billion after-tax related to the first quarter of 2020.

(4)
ROCE excluding major projects in progress and impairments would have been 8.7%, 8.0%, 8.6%, and 5.4% for the second quarter of 2019, third quarter of 2019, fourth quarter of 2019, and first quarter of 2020, respectively, excluding the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

Financial Results

Operating (Loss) Earnings

Suncor's first quarter 2020 operating loss was $309 million ($0.20 per common share), compared to operating earnings of $1.209 billion ($0.77 per common share) in the prior year quarter. In the first quarter of 2020, crude oil and refined product realizations declined significantly due to the decline in global commodity benchmarks and demand as a result of the COVID-19 pandemic and OPEC+'s initial plan to increase production. The weak business environment further impacted the operating loss due to a net inventory valuation loss, with the FIFO loss as a result of the declining value of refinery feedstock costs, partially offset by the elimination of intersegment losses on inventory. The operating loss in the current quarter compared to operating earnings in the prior year quarter was further impacted by the absence of insurance proceeds related to the company's assets in Libya which were recognized in the prior year quarter.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of the MD&A.
2 2020 FIRST QUARTER Suncor Energy Inc.

Net (Loss) Earnings

Suncor's net loss was $3.525 billion ($2.31 per common share) in the first quarter of 2020, compared to net earnings of $1.470 billion ($0.93 per common share) in the prior year quarter. In addition to the factors impacting operating (loss) earnings discussed above, the net loss for the first quarter of 2020 included $1.798 billion of non-cash after-tax asset impairment charges, a $1.021 billion unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt and a $397 million after-tax hydrocarbon inventory write-down to net realizable value. Net earnings in the prior year quarter included an unrealized after-tax foreign exchange gain of $261 million on the revaluation of U.S. dollar denominated debt.

Funds from Operations and Cash Flow Provided By Operating Activities

Funds from operations were $1.001 billion ($0.66 per common share) in the first quarter of 2020, and were impacted by a net FIFO inventory valuation loss of $446 million after-tax on the declining value of refinery feedstock costs as well as the same factors impacting operating (loss) earnings noted above, compared to $2.585 billion ($1.64 per common share) in the first quarter of 2019.

Cash flow provided by operating activities was $1.384 billion ($0.91 per common share) for the first quarter of 2020, compared to $1.548 billion ($0.98 per common share) for the first quarter of 2019. In addition to the items impacting operating (loss) earnings noted above, cash flow provided by operating activities was further impacted by a source of cash from working capital in the current quarter as compared to a use of cash in the prior year quarter. The source of cash in the company's non-cash working capital balances was primarily due to a significant decrease in commodity prices late in the quarter, resulting in a decrease in accounts receivable and inventory balances, partially offset by an increase in taxes paid. The use of cash in the company's non-cash working capital balances, in the prior year quarter, reflected the impact of higher commodity prices on accounts receivable and inventory.

Operating Results

The COVID-19 pandemic is an evolving situation that has widespread implications for our people, operations and business environment. Suncor remains committed to the health and safety of all our people and customers, and to the safety and continuity of our operations. To limit the risk of transmission of COVID-19, only location-essential personnel are physically present at Suncor sites and offices.

The impacts of the simultaneous demand and supply shocks on the current business environment highlight the importance of the company's value over volume approach, which maximizes the integration of Suncor's upstream and downstream production through our upgraders and refineries through the retail network to the customer, as well as the flexibility of the company's assets to respond to the changing needs of our customers. During the first quarter of 2020, this approach maximized the company's per barrel margin and cash flow, despite leading to lower production and higher unit costs.

"With the current market conditions, including increasing global oil inventories, we are highly focused on leveraging our flexibility to maximize value from our existing assets. We have responded to this market disruption by revising the product mix we bring to market in both our upstream and downstream operations," said Little. "From the reservoir to the gas station, we are optimizing margins through each link in the value chain. Through our ability to upgrade, refine, and sell products to customers through our retail and wholesale network, we will continue to focus on creating long-term value while meeting our customer's energy needs."

Suncor's total upstream production was 739,800 barrels of oil equivalent per day (boe/d) during the first quarter of 2020, compared to 764,300 boe/d in the prior year quarter. During the first quarter of 2020, the company minimized its exposure to lower priced bitumen by maximizing bitumen production transferred to upgrading to produce higher value SCO barrels. The company achieved total SCO production of 503,600 bbls/d in the first quarter of 2020 compared to 523,400 bbls/d in the first quarter of 2019, on combined upgrader utilization rates of 93% and 95%, respectively, reflecting strong performance in both periods. Strong reliability in the first quarter of 2020 resulted in the company achieving its third best SCO production quarter on record, even with mandatory production curtailment in the province of Alberta. Non-upgraded bitumen production decreased to 126,500 bbls/d in the first quarter of 2020 from 133,800 bbls/d in the first quarter of 2019, primarily due to MacKay River remaining offline for repairs, partially offset by increased volumes at Fort Hills, with both periods impacted by mandatory production curtailments. Exploration and Production (E&P) production during the first quarter of 2020 increased to 109,700 boe/d from 107,100 boe/d in the prior year quarter, primarily due to higher production at Hebron, which increased to 29,600 bbls/d, from 18,300 bbls/d in the prior year quarter, as six new production wells came online throughout 2019, and at Oda, which ramped up production to 8,000 boe/d after achieving first oil in the first quarter of 2019. This was partially offset by lower volumes at Terra Nova, reflecting the regulatory order to shut in production in the fourth quarter of 2019, and natural declines in the United Kingdom.

2020 FIRST QUARTER Suncor Energy Inc. 3

Through our regional synergies and asset flexibility, we continued to maximize the value of our allotted barrels under the mandatory production curtailment program enacted by the Alberta government. Prior to the decline in demand associated with the COVID-19 pandemic, the company was able to optimize the transfer of its allotted curtailment credits among the company's assets while continuing to focus on higher value SCO production.

Refinery crude throughput was 439,500 bbls/d and refinery utilization remained strong at 95% in the first quarter of 2020, comparable to crude throughput of 444,900 bbls/d and refinery utilization of 96% in the prior year quarter. Refined product sales decreased slightly in the first quarter of 2020 to 531,500 bbls/d, compared to 542,800 bbls/d in the prior year quarter. Refinery utilization and product sales were negatively impacted at the end of the quarter, as demand for transportation fuels declined as a result of the COVID-19 pandemic. The company was able to maximize price realizations by optimizing refinery operational flexibility and focusing on higher value distillate products, which accounted for 43% of the company's refinery production.

The company's total operating, selling and general expenses were $2.967 billion in the first quarter of 2020, compared to $2.832 billion in the prior year quarter. The increase was primarily related to a write-down of hydrocarbon inventory to net realizable value and higher mine tonnage and overburden removal costs associated with increased sales volumes at Fort Hills, partially offset by lower operating costs associated with a decrease in E&P sales volumes, as well as a share-based compensation recovery incurred in the first quarter of 2020, as compared to a share-based compensation expense in the prior year quarter. Both periods reflected the impact of optimizing the product mix to higher cost but higher value SCO barrels, relative to lower cost, but lower value, bitumen production.

As a result of virus-related considerations, Suncor's planned maintenance schedules are currently being reassessed. Due to COVID-19, MacKay River's planned return to service date has been deferred to later in the second quarter of 2020. Suncor is currently evaluating alternate options for the Terra Nova Asset Life Extension, as Spain is no longer able to accommodate the planned dry dock work due to that country's COVID-19 response.

Strategy Update

Suncor is well positioned to weather the challenges of the evolving and complex business environment. As a result of the global impact of the COVID-19 pandemic, both refined product and crude oil demand levels are expected to be significantly reduced in the near term. To preserve the financial health and resiliency of the company and navigate the current business environment, the company has decided to further reduce the 2020 capital expenditure range to $3.6 billion to $4.0 billion, representing a further capital reduction of $400 million at mid-point compared to the previous guidance. Combined with the March 23, 2020 guidance updates, capital guidance has been reduced by $1.9 billion or approximately 33% compared to the original 2020 plan, and operating costs across the business by $1 billion or approximately 10% compared to 2019 levels.

In order to achieve this, the company will concentrate on sustaining projects that are designed to maintain safe and reliable operations and proceed with select late stage, high-value and low capital economic investment projects. The bi-directional interconnecting pipelines between Syncrude and Oil Sands Base and the deployment of autonomous haul trucks at Fort Hills will continue to be funded and are expected to be completed in the second half of 2020. Investments in technology for our supply and trading business and core business systems are also expected to proceed on schedule. Other economic investments have been significantly reduced in 2020 or deferred, including the cogeneration facility at Oil Sands Base and the Forty Mile Wind Power Project. The operator of the West White Rose Project has announced that work has been suspended for at least one year, as has the Terra Nova Asset Life Extension project. The planned decrease to operating expenditures will be driven by our commitment to operational excellence across our business and a reduction in costs at Fort Hills. At Fort Hills, partners have agreed to reduce Fort Hills from operating two primary extraction trains to a one-train operation running at full utilization.

A key part of Suncor's strategy for responding to the current market challenges will be to remain focused on creating maximum value from production, rather than being focused on volumes alone. With the breadth and depth of assets that we operate, we can control our product from our reserves to the end customer. Leveraging the deep expertise within our marketing, trading and logistics organization, we can support the company's production by securing market access, managing price risk and inventory levels, and optimizing our logistics. We are deliberate in the decisions we make to optimize our upstream production, upgraders and refineries in response to changes in demand. This is where flexibility meets integration, which is critical to creating shareholder value in these challenging times.

"During these unprecedented conditions, our strategy stands out as a competitive differentiator. Our physically integrated model, paired with our disciplined financial management and capital allocation practices, provide resiliency through these rapidly changing market conditions." said Little. "We continue to focus our capital portfolio on value-driven investments that will enhance margins, improve business processes, and reduce operating and sustaining capital costs."

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The actions taken in response to the current pandemic and supply side shock are intended to preserve the financial health of the company. We remain focused on our $2 billion of incremental free funds flow(1) target. However, the execution timeline of a number of the initiatives related to the target have been revised and, as a result, full achievement of the $2 billion target is anticipated to be delayed by up to two years to 2025.

Suncor's strategy of maintaining a strong balance sheet and liquidity throughout all market environments remains our focus. In the first quarter of 2020, the company enhanced its liquidity by securing an additional $2.5 billion of credit facilities for a 24-month term and, as at March 31, 2020, had approximately $8.1 billion of liquidity. Subsequent to the first quarter of 2020, the company issued $1.25 billion of 5.00% senior unsecured medium term notes with a 10-year term and secured $300 million in additional credit facilities. This increased financial flexibility will help ensure the company has access to adequate financial resources should it be required. Moving forward, the company believes it has a manageable debt maturity profile with no debt maturities in 2020, $1.5 billion in 2021, and $257 million in 2022.

In the first quarter of 2020, Suncor remained committed to returning value to its shareholders through $709 million of dividends paid and the repurchase of 7.5 million common shares for $307 million under the company's NCIB. Given the current business environment and aligned with our disciplined capital allocation strategy, share repurchases have been suspended and the company has elected to not renew its NCIB. Subsequent to the end of the quarter, and in order to maintain the financial health and resiliency of the company, Suncor's Board of Directors approved a reduction in the company's quarterly dividend to $0.21 per common share from $0.465 per common share. This dividend will be payable on June 25, 2020 to shareholders of record at the close of business on June 4, 2020. Combined with the sustaining capital and operating cost reductions, the cash break-even price to cover operating costs, sustaining capital and dividends has been reduced to approximately WTI US$35/bbl.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended March 31
($ millions)	2020	2019

Net (loss) earnings	(3 525)	1 470

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	1 021	(261)

Asset impairment(2)	1 798	—

Inventory write-down to net realizable value(3)	397	—

Operating (loss) earnings(1)	(309)	1 209

(1)
Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. Refer to the Segment Results and Analysis section of the MD&A for further details on this item.

(3)
During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the Refining and Marketing segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts.

(1)
Free funds flow is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of the MD&A.
2020 FIRST QUARTER Suncor Energy Inc. 5

Corporate Guidance

The COVID-19 global pandemic has significantly lowered demand for crude oil and refined products. The company has taken action to address the decline in demand by pacing our operations to meet current demand levels, flexing product mix from gasoline to diesel, leveraging our midstream, trading and marketing expertise, and maximizing upstream production integration with our upgraders and refineries. The company's guidance is reliant on our current outlook for the demand for our products; however, there are a number of external factors beyond our control that could significantly influence this outlook, including the status of the pandemic and any associated relaxations of current business restrictions, shelter-in-place orders, or gatherings of individuals.

In response to the rapid reduction in refined product demand, the outlook for refinery throughput in the company's Refining and Marketing segment has been revised to utilization rates of 84% to 91% from 95% to 99%. This utilization equates to anticipated refinery throughput of 390,000 – 420,000 bbls/d, a decrease from the previous guidance of 440,000 – 460,000 bbls/d. Refined product sales are forecasted to decrease from the previous range of 530,000 – 560,000 bbls/d to 500,000 – 530,000 bbls/d. This guidance update assumes improving demand for gasoline and diesel in the second half of 2020, with the recovery for jet fuel and asphalt expected to lag. The annual guidance update for upstream production that we issued on March 23, 2020 remains in place and reflects a reduction in total Oil Sands volumes in the second quarter by approximately 10% to 15% from the first quarter, given that upstream production will need to align to downstream utilizations.

To preserve the financial health and resiliency of the company and navigate the current business environment, the company has decided to further reduce the 2020 capital expenditure range to $3.6 billion to $4.0 billion, representing a further capital reduction of $400 million at mid-point compared to the previous guidance. Combined with the March 23, 2020 guidance updates, capital guidance has been reduced by $1.9 billion or approximately 33% compared to the original 2020 plan, and operating costs across the business by $1 billion or approximately 10% compared to 2019 levels.

Suncor has also updated its full year business environment outlook assumptions for Brent Sullom Voe from US$38.00/bbl to US$34.00/bbl, WTI at Cushing from US$33.00/bbl to US$30.00/bbl, WCS at Hardisty from US$17.00/bbl to US$16.00/bbl, AECO – C Spot from $1.75/GJ to $2.25/GJ, New York Harbor 2-1-1 crack from US$11.00/bbl to US$12.00/bbl, and the Cdn$/US$ exchange rate from 0.71 to 0.72, due to changes in key forward curve pricing for the remainder of the year. As a result of these updates, the full year current income tax recovery assumptions have been increased from $600 million – $900 million to $900 million – $1.2 billion.

The guidance revisions disclosed herein, in conjunction with those announced on March 23, 2020, reflect the challenge in determining the duration of the impact of the COVID-19 pandemic. The company expects its financial results for the year to experience a material decline relative to the results in Suncor's audited Consolidated Financial Statements for the year ended December 31, 2019. Since March 31, 2020, as expected, there have been further declines in crude oil and refined product demand and pricing which will impact the company's second quarter results. The pace of an economic recovery is challenging to determine with the overall outlook for crude oil and refined product demand dependent on how successful nations are at combating the pandemic and loosening social restrictions.

For further details and advisories regarding Suncor's 2020 annual guidance, see www.suncor.com/guidance.

Measurement Conversions

Certain natural gas volumes in this report to shareholders have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of the MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
May 5, 2020

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also operate a renewable energy business and conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2019, dated February 26, 2020 (the 2019 annual MD&A).

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2020, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2019 and the 2019 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 26, 2020 (the 2019 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	7
2.	First Quarter Highlights	10
3.	Consolidated Financial Information	11
4.	Segment Results and Analysis	16
5.	Capital Investment Update	28
6.	Financial Condition and Liquidity	30
7.	Quarterly Financial Data	34
8.	Other Items	36
9.	Non-GAAP Financial Measures Advisory	38
10.	Common Abbreviations	42
11.	Forward-Looking Information	43

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for Libya, which is on an economic basis.

References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, free funds flow, discretionary free funds flow, and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating

2020 FIRST QUARTER Suncor Energy Inc. 7

costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Funds from (used in) operations, ROCE, free funds flow, discretionary free funds flow, refining and marketing margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

Risk Factors and Forward-Looking Information

The company's business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described below and within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2019 annual MD&A and Suncor's other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.

Impact of the COVID-19 Pandemic

Suncor's business, financial condition and results of operations could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which we have operations, suppliers, customers or employees, including the recent global outbreak of COVID-19. The recent COVID-19 pandemic, and actions that may be taken by governmental authorities in response thereto, has resulted, and may continue to result in, among other things: increased volatility in financial markets and foreign currency exchange rates; disruptions to global supply chains; labour shortages; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings greater than a certain number of individuals, shelter-in- place declarations and quarantine orders, business closures and travel bans; an overall slowdown in the global economy; political and economic instability; and civil unrest. In particular, the COVID-19 pandemic has resulted in, and may continue to result in, a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity, and also increases the risk that storage for crude oil and refined petroleum products could reach capacity in certain geographic locations in which we operate. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in us voluntarily curtailing or shutting in production and a decrease in our refined product volumes and refinery utilization rates, which could adversely impact our business, financial condition and results of operations. Suncor is also subject to risks relating to the health and safety of our people, as well as the potential for a slowdown or temporary suspension of our operations in locations impacted by an outbreak, increased labour and fuel costs, and regulatory changes. Such a suspension in operations could also be mandated by governmental authorities in response to the COVID-19 pandemic. This could negatively impact Suncor's production or refined product volumes and refinery utilization rates for a sustained period of time, which would adversely impact our business, financial condition and results of operations.

Continued Weakness and Volatility in Commodity and Petroleum Products Prices

Recent market events and conditions, including excess global crude oil and petroleum products supply as a result of decreased global demand due to the COVID-19 pandemic and actions taken by OPEC+ countries to set and maintain increased production levels during March and April of 2020 have caused significant weakness and volatility in commodity and petroleum products prices. Notwithstanding recent agreements among OPEC+ countries to reduce production levels, commodity prices could remain under pressure for a prolonged period and be volatile. This could result in reduced utilization and/or the suspension of operations at certain of our facilities, buyers of our products declaring force majeure or bankruptcy, the unavailability of storage, and disruptions of pipeline and other transportation systems for our products, which would further negatively impact Suncor's production or refined product volumes, and could adversely impact our business, financial condition and results of operations.

Recent Developments

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and will continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile

8 2020 FIRST QUARTER Suncor Energy Inc.

prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2020.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition.

The company has taken action to address the decline in demand by pacing our operations to meet current demand levels, flexing product mix from gasoline to diesel, leveraging our midstream, trading and marketing expertise, and maximizing upstream production integration with our refineries. In addition, the company has strengthened its liquidity in the first quarter of 2020 and will continue to take the necessary actions to protect the financial health of the company and the safety of our people, customers and communities.

The guidance revisions announced on May 5, 2020, in conjunction with those announced on March 23, 2020, reflect the challenge in determining the duration of the impact of the COVID-19 pandemic. These include reductions to the company's capital program and annual operating expenditures across the business and, in response to the rapid reduction in refined product demand, reductions to the company's refinery utilization rates and total Oil Sands volumes to align to downstream utilizations.

The pace of an economic recovery is challenging to determine with the overall outlook for oil demand dependent on how successful nations are at combating the pandemic and loosening social restrictions. The company expects its financial results for the year to experience a material decline relative to the results in Suncor's audited Consolidated Financial Statements for the year ended December 31, 2019. Due to the COVID-19 pandemic, since March 31, 2020, as expected there have been further declines in crude oil and refined product demand and pricing, which will impact the company's second quarter results.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

2020 FIRST QUARTER Suncor Energy Inc. 9

2. FIRST QUARTER HIGHLIGHTS

•
First quarter financial results

•
Suncor's first quarter 2020 operating loss(1) was $309 million ($0.20 per common share), including a FIFO loss of $446 million after-tax, compared to operating earnings of $1.209 billion ($0.77 per common share) in the prior year quarter. In the first quarter of 2020, crude oil and refined product realizations declined significantly due to the decline in global commodity benchmarks and demand as a result of the COVID-19 pandemic and OPEC+'s initial plan to increase production. The weak business environment further impacted the operating loss due to a net inventory valuation loss, with the FIFO loss as a result of the declining value of refinery feedstock costs, partially offset by the elimination of intersegment losses on inventory. The operating loss in the current quarter compared to operating earnings in the prior year quarter was further impacted by the absence of insurance proceeds related to the company's assets in Libya which were recognized in the prior year quarter.

•
Suncor's net loss was $3.525 billion ($2.31 per common share) in the first quarter of 2020, compared to net earnings of $1.470 billion ($0.93 per common share) in the prior year quarter. In addition to the factors impacting operating (loss) earnings discussed above, the net loss for the first quarter of 2020 included $1.798 billion of non-cash after-tax asset impairment charges, a $1.021 billion unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt and a $397 million after-tax hydrocarbon inventory write-down to net realizable value. Net earnings in the prior year quarter included an unrealized after-tax foreign exchange gain of $261 million on the revaluation of U.S. dollar denominated debt.

•
Funds from operations(1) were $1.001 billion ($0.66 per common share) in the first quarter of 2020, compared to $2.585 billion ($1.64 per common share) in the first quarter of 2019, and were influenced primarily by the same factors impacting operating (loss) earnings noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.384 billion ($0.91 per common share) for the first quarter of 2020, compared to $1.548 billion ($0.98 per common share) for the first quarter of 2019.

•
Value over volume across all assets. In response to changing market conditions, the company leveraged the flexibility of its integrated asset base with a continued focus on value over volume across the company's assets. The company was able to maximize price realizations by shifting its upstream product mix towards higher priced light crude and its refined product mix towards higher value distillate. This included SCO production of 503,600 bbls/d in the first quarter of 2020, the third best quarter of SCO production in the company's history. While the company's physically integrated model naturally mitigates a portion of price volatility, the company also generated a marketing and logistics value add of $225 million after-tax.

•
Exploration and Production (E&P) production during the first quarter of 2020 increased to 109,700 boe/d from 107,100 boe/d in the prior year quarter. The increase was primarily due to higher production at Hebron, which increased to 29,600 bbls/d, from 18,300 bbls/d in the prior year quarter, with six new production wells coming online throughout 2019, and at Oda, which ramped up production to 8,000 boe/d after achieving first oil in the first quarter of 2019.

•
Refining and Marketing (R&M) refinery utilization averaged 95% for the quarter. R&M delivered quarterly crude throughput of 439,500 bbls/d and refined product sales of 531,500 bbls/d in the first quarter of 2020, compared to 444,900 bbls/d and 542,800 bbls/d, respectively, in the prior year quarter. Refinery utilization and product sales were negatively impacted towards the end of the quarter, as demand for transportation fuels declined as a result of the COVID-19 pandemic.

•
Enhanced liquidity and financial flexibility. In the first quarter of 2020, the company enhanced its liquidity by securing an additional $2.5 billion of credit facilities for a 24-month term and, as at March 31, 2020, had approximately $8.1 billion of liquidity. Subsequent to the first quarter of 2020, the company issued $1.25 billion of 5.00% senior 10-year unsecured medium term notes and secured $300 million in additional credit facilities. This increased financial flexibility will help ensure the company has access to adequate financial resources should it be required.

•
Returning value to shareholders. The company repurchased $307 million of its common shares in the first quarter of 2020. Given the current business environment and aligned with our disciplined capital allocation strategy, share repurchases have been suspended and the company has elected to not renew its normal course issuer bid (NCIB). Subsequent to the end of the quarter, and in order to maintain the financial health and resiliency of the company, Suncor's Board of Directors approved a reduction in the company's quarterly dividend to $0.21 per common share from $0.465 per common share. This dividend will be payable on June 25, 2020 to shareholders of record at the close of business on June 4, 2020. Combined with the sustaining capital and operating cost reductions, the cash break-even price to cover operating costs, sustaining capital and dividends has been reduced to approximately WTI US$35/bbl.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
10 2020 FIRST QUARTER Suncor Energy Inc.

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended March 31
($ millions)	2020	2019

Net (loss) earnings

Oil Sands	(1 953)	189

Exploration and Production	(427)	492

Refining and Marketing	(55)	1 009

Corporate and Eliminations	(1 090)	(220)

Total	(3 525)	1 470

Operating (loss) earnings(1)

Oil Sands	(400)	189

Exploration and Production	(5)	492

Refining and Marketing	165	1 009

Corporate and Eliminations	(69)	(481)

Total	(309)	1 209

Funds from (used in) operations(1)

Oil Sands	691	1 184

Exploration and Production	173	702

Refining and Marketing	224	1 253

Corporate and Eliminations	(87)	(554)

Total	1 001	2 585

Decrease (increase) in non-cash working capital	383	(1 037)

Cash flow provided by operating activities	1 384	1 548

Capital and exploration expenditures(2)

Asset sustainment and maintenance	739	419

Economic investment	543	456

Total	1 282	875

	Three months ended March 31
($ millions)	2020	2019

Discretionary free funds flow(1)	(462)	1 489

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of $38 million in the first quarter of 2020 and $28 million in the first quarter of 2019.
2020 FIRST QUARTER Suncor Energy Inc. 11

Operating Highlights

	Three months ended March 31
	2020	2019

Production volumes by segment

Oil Sands – SCO (mbbls/d)	503.6	523.4

Oil Sands – Bitumen (mbbls/d)	126.5	133.8

Exploration and Production (mboe/d)	109.7	107.1

Total (mboe/d)	739.8	764.3

Refinery utilization (%)	95	96

Refinery crude oil processed (mbbls/d)	439.5	444.9

Net (Loss) Earnings

Suncor's consolidated net loss for the first quarter of 2020 was $3.525 billion, compared to net earnings of $1.470 billion for the prior year quarter. The net loss was primarily caused by the same factors that resulted in the operating loss described subsequently in this section of this MD&A.

Other items affecting net (loss) earnings over these periods included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $1.021 billion for the first quarter of 2020, compared to a gain of $261 million for the first quarter of 2019.

•
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. Refer to the Segment Results and Analysis section of this MD&A for further details on this item.

•
During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the R&M segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended March 31
($ millions)	2020	2019

Net (loss) earnings	(3 525)	1 470

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	1 021	(261)

Asset impairment(2)	1 798	—

Inventory write-down to net realizable value(3)	397	—

Operating (loss) earnings(1)	(309)	1 209

(1)
Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. Refer to the Segment Results and Analysis section of this MD&A for further details on this item.

(3)
During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the R&M segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts.
12 2020 FIRST QUARTER Suncor Energy Inc.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor's first quarter 2020 operating loss was $309 million ($0.20 per common share), compared to operating earnings of $1.209 billion ($0.77 per common share) in the prior year quarter. In the first quarter of 2020, crude oil and refined product realizations declined significantly due to the decline in global commodity benchmarks and demand as a result of the COVID-19 pandemic and OPEC+'s initial plan to increase production. The weak business environment further impacted the operating loss due to a net inventory valuation loss, with the FIFO loss as a result of the declining value of refinery feedstock costs, partially offset by the elimination of intersegment losses on inventory. The operating loss in the current quarter compared to operating earnings in the prior year quarter was further impacted by the absence of insurance proceeds related to the company's assets in Libya which were recognized in the prior year quarter.

After-Tax Share-Based Compensation (Recovery) Expense by Segment

	Three months ended March 31
($ millions)	2020	2019

Oil Sands	(15)	31

Exploration and Production	(2)	3

Refining and Marketing	(9)	18

Corporate and Eliminations	(36)	72

Total share-based compensation (recovery) expense	(62)	124

The after-tax share-based compensation impact on results was a recovery of $62 million during the first quarter of 2020, compared to an expense of $124 million during the prior year quarter, as a result of a decrease in the company's share price through the period, compared to an increase in the prior year quarter.

2020 FIRST QUARTER Suncor Energy Inc. 13

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

	Average for the three months ended March 31
		2020	2019

WTI crude oil at Cushing	US$/bbl	46.10	54.90

Dated Brent crude	US$/bbl	50.15	63.20

Dated Brent/Maya crude oil FOB price differential	US$/bbl	15.95	5.00

MSW at Edmonton	Cdn$/bbl	52.00	66.45

WCS at Hardisty	US$/bbl	25.60	42.50

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(20.50)	(12.40)

SYN-WTI differential	US$/bbl	(2.70)	(2.30)

Condensate at Edmonton	US$/bbl	46.20	50.55

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.05	2.55

Alberta Power Pool Price	Cdn$/MWh	67.05	70.75

New York Harbor 2-1-1 crack(1)	US$/bbl	14.75	19.10

Chicago 2-1-1 crack(1)	US$/bbl	9.75	15.30

Portland 2-1-1 crack(1)	US$/bbl	18.30	19.35

Gulf Coast 2-1-1 crack(1)	US$/bbl	13.00	17.85

Exchange rate	US$/Cdn$	0.74	0.75

Exchange rate (end of period)	US$/Cdn$	0.71	0.75

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In the first quarter of 2020, actions taken around the world to mitigate the spread of COVID-19, combined with OPEC+'s initial plan to increase global supply resulted in significant weakness and volatility in commodity prices. The simultaneous demand and supply shocks significantly impacted the crude oil and refined product benchmarks in the latter part of the first quarter of 2020, compared to the prior year quarter.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada, which influences SCO differentials. Price realizations in the first quarter of 2020 for SCO were unfavourably impacted by a decrease in WTI at Cushing to an average of US$46.10/bbl, compared to US$54.90/bbl in the prior year quarter, and the widening of SCO differentials in the current quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton decreased to $52.00/bbl in the first quarter of 2020 compared to $66.45/bbl in the prior year quarter, and prices for WCS at Hardisty decreased to an average of US$25.60/bbl in the first quarter of 2020, from US$42.50/bbl in the prior year quarter.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales. Bitumen prices were unfavourably impacted by the significant widening of heavy crude oil differentials in the first quarter of 2020 and the comparable strength of diluent pricing.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude, which decreased to US$50.15/bbl in the first quarter of 2020, compared to US$63.20/bbl in the prior year quarter.

Suncor's refining and marketing margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not

14 2020 FIRST QUARTER Suncor Energy Inc.

necessarily reflect the margins at a specific refinery. Suncor's realized refining and marketing margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized marketing prices unique to Suncor's refining and marketing business.

Suncor has designed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor's actual realized refining and marketing margins. The internal index is a single value that approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product to reflect Suncor's unique set of refinery configurations and overall crude slate and product mix, as well as the benefit of its location, quality and grade differentials. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate of US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality, and grade differentials for refined products sold in the company's core markets during the winter and summer months, respectively. The crude value is influenced by SYN, WCS, and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company's realized refining and marketing margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In the first quarter of 2020, the 2-1-1 benchmark crack spreads declined compared to the prior year quarter due to decreased demand for transportation fuels at the end of the quarter, particularly gasoline and jet fuel, as a result of the COVID-19 pandemic. The Suncor 5-2-2-1 index was US$25.60/bbl in the first quarter of 2020, compared to US$26.15/bbl in the first quarter of 2019, as widening crude differentials were more than offset by lower benchmark cracking margins.

The cost of natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark decreased to $2.05/mcf in the first quarter of 2020, from $2.55/mcf in the prior year quarter.

Excess electricity produced in Suncor's Oil Sands operations and at Fort Hills is sold to the Alberta Electric System Operator, with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $67.05/MWh in the first quarter of 2020, compared to $70.75/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The Canadian dollar weakened in relation to the U.S. dollar in the first quarter of 2020, as the average exchange rate decreased to US$0.74 per one Canadian dollar from US$0.75 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the first quarter of 2020 when compared to the prior year quarter.

Suncor also has assets and liabilities, including approximately 69% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

2020 FIRST QUARTER Suncor Energy Inc. 15

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended March 31
($ millions)	2020	2019

Gross revenues	3 317	4 181

Less: Royalties	(25)	(198)

Operating revenues, net of royalties	3 292	3 983

Net (loss) earnings	(1 953)	189

Adjusted for:

Impairment(1)	1 376	—

Inventory write-down to net realizable value(2)	177	—

Operating (loss) earnings(3)	(400)	189

Funds from operations(3)	691	1 184

(1)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to its respective capital, operating and production plans.

(2)
During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $177 million as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

The Oil Sands segment had an operating loss of $400 million in the first quarter of 2020, compared to operating earnings of $189 million in the prior year quarter. The decrease was primarily due to significantly lower realized crude prices driven by declining demand due to COVID-19 mitigation measures and OPEC+'s initial plan to increase production, partially offset by marketing and logistics gains and lower royalties as a result of lower realized crude prices.

16 2020 FIRST QUARTER Suncor Energy Inc.

Production Volumes(1)

	Three months ended March 31
(mbbls/d)	2020	2019

Upgraded product (SCO and diesel)	342.0	350.2

Internally consumed diesel(2)	(10.2)	(9.0)

Total Oil Sands operations upgraded product	331.8	341.2

In Situ non-upgraded bitumen	45.8	55.4

Total Oil Sands operations production	377.6	396.6

Fort Hills bitumen	80.7	78.4

Total Fort Hills bitumen production	80.7	78.4

Syncrude (sweet SCO and diesel)	174.4	184.9

Internally consumed diesel(2)	(2.6)	(2.7)

Total Syncrude production	171.8	182.2

Total Oil Sands production	630.1	657.2

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers. Essentially all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills uses internally produced diesel from Oil Sands Base within its mining operations. Of the 10,200 bbls/d of internally consumed diesel at Oil Sands operations in the first quarter of 2020, 8,500 bbls/d was consumed at Oil Sands Base and 1,700 bbls/d, net, was consumed at Fort Hills. Oil Sands operations utilization rates are calculated using gross production. Syncrude utilization rates are calculated using intermediate sour production.

Oil Sands operations production was 377,600 bbls/d in the first quarter of 2020, compared to 396,600 bbls/d in the prior year quarter. The decrease in production was primarily due to the outage and planned maintenance at MacKay River. Due to COVID-19 concerns, MacKay River's planned return to service date has been deferred to the latter part of the second quarter of 2020. The company continued to focus on value over volume by diverting available bitumen production to upgrading to produce higher value SCO barrels, with Oil Sands operations achieving upgrader utilization rates of 98% and 100%, in the first quarter of 2020 and first quarter of 2019, respectively. In the first quarter of 2020, Oil Sands operations produced 331,800 bbls/d of SCO, compared to 341,200 bbls/d in the first quarter of 2019.

Through our regional synergies and asset flexibility we continued to maximize the value of our allotted barrels under the mandatory production curtailment program enacted by the Alberta government. Prior to the decline in demand associated with the COVID-19 pandemic, the company was able to optimize the transfer of its allotted curtailment credits among the company's assets while continuing to focus on higher value SCO production.

Suncor's share of production from Fort Hills was 80,700 bbls/d in the first quarter of 2020, comparable to 78,400 bbls/d in the prior year quarter, with both periods impacted by mandatory production curtailments.

Suncor's share of Syncrude production was 171,800 bbls/d in the first quarter of 2020, compared to 182,200 bbls/d in the prior year quarter, with production in the first quarter of 2020 impacted by unplanned maintenance, which was partially completed in the first quarter of 2020 with the remainder completed in the second quarter of 2020. Prior to the unplanned maintenance, the company was able to optimize production by internally transferring and purchasing third-party curtailment credits.

2020 FIRST QUARTER Suncor Energy Inc. 17

Sales Volumes

	Three months ended March 31
(mbbls/d)	2020	2019

Oil Sands operations sales volumes

Sweet SCO	126.8	113.7

Diesel	33.1	29.0

Sour SCO	180.8	182.4

Upgraded product	340.7	325.1

In Situ non-upgraded bitumen	42.4	53.2

Oil Sands operations	383.1	378.3

Fort Hills bitumen	85.1	78.7

Syncrude	171.8	182.2

Total	640.0	639.2

Sales volumes for Oil Sands operations were 383,100 bbls/d in the first quarter of 2020, compared to 378,300 bbls/d in the prior year quarter, and were influenced by the same factors influencing production in addition to a build in inventory associated with the timing of sales in the prior year quarter.

Bitumen sales at Fort Hills increased to 85,100 bbls/d, net to Suncor, in the first quarter of 2020, from 78,700 bbls/d in the prior year quarter, consistent with the increase in production in addition to a draw in inventory.

Bitumen Production

	Three months ended March 31
	2020	2019

Oil Sands Base

Bitumen production (mbbls/d)	285.3	267.8

Bitumen ore mined (thousands of tonnes per day)	448.4	399.7

Bitumen ore grade quality (bbls/tonne)	0.64	0.67

In Situ

Bitumen production – Firebag (mbbls/d)	190.3	189.4

Steam-to-oil ratio – Firebag	2.5	2.8

Bitumen production – MacKay River (mbbls/d)	—	35.2

Steam-to-oil ratio – MacKay River	—	3.1

Total In Situ bitumen production (mbbls/d)	190.3	224.6

Total Oil Sands operations bitumen production (mbbls/d)	475.6	492.4

Fort Hills

Bitumen production (mbbls/d)	80.7	78.4

Bitumen ore mined (thousands of tonnes per day)	136.7	131.4

Bitumen ore grade quality (bbls/tonne)	0.59	0.60

Syncrude

Bitumen production (mbbls/d)	202.4	210.6

Bitumen ore mined (thousands of tonnes per day)	322.9	341.7

Bitumen ore grade quality (bbls/tonne)	0.63	0.62

Total Oil Sands bitumen production	758.7	781.4

18 2020 FIRST QUARTER Suncor Energy Inc.

Bitumen production at Oil Sands operations decreased in the first quarter of 2020 to 475,600 bbls/d, compared to 492,400 bbls/d in the prior year quarter. The decrease was primarily due to the continued outage and planned maintenance at MacKay River, which is expected to return to operation in the latter part of the second quarter of 2020, and which was partially offset by increased production at Oil Sands Base.

Bitumen production at Syncrude in the first quarter of 2020 decreased to 202,400 bbls/d, net to Suncor, from 210,600 bbls/d in the prior year quarter. The decrease was primarily due to unplanned maintenance, which was partially completed in the first quarter of 2020 with the remainder completed in the second quarter of 2020. Prior to the outage, the company was able to partially mitigate the impacts of curtailment on production by internally transferring and purchasing third-party curtailment credits.

Price Realizations

Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2020	2019

Oil Sands operations

SCO and diesel	52.48	64.90

Bitumen	3.72	41.59

Crude sales basket (all products)	47.09	61.62

Crude sales basket, relative to WTI	(14.86)	(11.58)

Fort Hills bitumen	12.64	49.95

Syncrude – sweet SCO	57.98	67.90

Syncrude, relative to WTI	(3.97)	(5.30)

In the first quarter of 2020, Oil Sands price realizations for all assets were impacted by the significant decline in global crude oil prices and demand as a result of COVID-19 mitigation efforts and OPEC+'s initial plans to increase global oil supply, partially offset by the favourable impact of a weakening Canadian dollar.

Price realizations were further impacted by:

•
Fort Hills and In Situ bitumen price realizations were unfavourably impacted by significant widening of heavy crude oil differentials and the comparable strength of diluent pricing in the current quarter, compared to the prior year quarter. Average price realizations for Fort Hills bitumen were higher than In Situ bitumen due to a higher proportion of sales being made in the U.S. mid-continent and the U.S. Gulf Coast, where Suncor is able to utilize its marketing and logistics network to access favourable pricing in the U.S. market, combined with the higher quality associated with paraffinic froth-treated bitumen produced at Fort Hills.

•
Syncrude sales volumes were weighted favourably towards the beginning of the quarter when crude benchmarks and differentials were higher, which improved the Syncrude realizations compared to Suncor's SCO sales.

Royalties

Royalties for the Oil Sands segment were lower in the first quarter of 2020 compared to the prior year quarter, primarily due to lower crude price realizations.

Expenses and Other Factors

Total Oil Sands operating and transportation expenses increased in the first quarter of 2020 compared to the prior year quarter, as described in detail below. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.

At Oil Sands operations, operating costs increased compared to the prior year quarter, primarily due to higher sales volumes and higher contractor mining costs. The increase was partially offset by a decrease in operating costs associated with the MacKay River outage, lower commodity costs and a share-based compensation recovery compared to a share-based compensation expense in the prior year quarter.

At Fort Hills, operating costs in the first quarter of 2020 increased when compared to the prior year quarter, primarily due to higher mine tonnage and overburden removal costs associated with increased sales volumes, partially offset by lower commodity costs.

2020 FIRST QUARTER Suncor Energy Inc. 19

Suncor's share of Syncrude operating costs, in the first quarter of 2020, were comparable to the prior year quarter.

DD&A expense for the first quarter of 2020 was higher compared to the prior year due to higher derecognition charges in the first quarter of 2020 associated with the cancellation of projects due to the COVID-19 pandemic.

Non-Cash Inventory Write-Down to Net Realizable Value

The first quarter of 2020 included an inventory write-down to net realizable value of $240 million ($177 million after-tax) primarily impacting Oil Sands operations and Fort Hills as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts.

Cash Operating Costs

	Three months ended March 31
($ millions, except as noted)	2020	2019

Oil Sands operating, selling and general expense (OS&G)	2 252	1 973

Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	1 303	1 121

Non-production costs(2)	(82)	(57)

Excess power capacity and other(3)	(91)	(75)

Inventory changes	(91)	85

Oil Sands operations cash operating costs(1)	1 039	1 074

Oil Sands operations cash operating costs ($/bbl)(1)	29.45	29.95

Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	320	233

Non-production costs(2)	(28)	(47)

Inventory changes	(64)	23

Fort Hills cash operating costs(1)	228	209

Fort Hills cash operating costs ($/bbl)(1)	31.00	29.60

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	629	619

Non-production costs(2)	(47)	(40)

Syncrude cash operating costs(1)(4)	582	579

Syncrude cash operating costs ($/bbl)(1)	36.65	35.35

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses. Non-production costs at Fort Hills also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from a cogeneration unit and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

(4)
Beginning in the first quarter of 2020, the company revised Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to reflect this change.

Oil Sands operations cash operating costs(1) per barrel decreased to $29.45 in the first quarter of 2020, compared to $29.95 in the prior year quarter, primarily due to lower commodity costs, partially offset by an increase in contractor mining costs. Both periods reflected the impact of optimizing the product mix to higher cost but higher value SCO barrels, relative to lower cost, but lower value, bitumen production. Total Oil Sands operations cash operating costs were $1.039 billion, compared to $1.074 billion in the prior year quarter due to the same factors discussed above.

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
20 2020 FIRST QUARTER Suncor Energy Inc.

Excess power capacity and non-production costs increased compared to the prior year quarter, primarily due to safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to COVID-19 mitigation efforts.

Oil Sands operations inventory changes in the first quarter of 2020 reflected a hydrocarbon inventory write-down to net realizable value as a result of the significant decline in crude oil benchmarks and demand due to COVID-19 mitigation efforts, and a draw of inventory volumes in the current quarter.

Fort Hills cash operating costs(1) per barrel were $31.00 in the first quarter of 2020, compared to $29.60 in the prior year quarter, reflecting higher total mine tonnage and overburden removal costs. The Fort Hills partners have agreed to reduce Fort Hills from operating two primary extraction trains to a one-train operation, running at full utilization. This is expected to increase funds flow, compared to running at full rates, as we are able to significantly reduce costs. By the fourth quarter of 2020, the company anticipates that Fort Hills will be fully operational on autonomous haul trucks, which should also provide the company with additional operational flexibility and lower costs.

In the first quarter of 2020, inventory changes at Fort Hills reflected a hydrocarbon inventory write-down to net realizable value as a result of the significant decline in crude benchmarks, and a draw of inventory volumes.

Syncrude cash operating costs(1) per barrel were $36.65 in the first quarter of 2020, compared to $35.35 in the prior year quarter, with the increase due primarily to the decrease in production volumes.

Non-Cash Asset Impairment

The COVID-19 pandemic has resulted in a significant decrease in global demand for crude oil and commodity prices. In response, the company announced plans to reduce capital and operating costs, and to temporarily reduce Fort Hills from operating two primary extraction trains to a one-train operation. As a result of these events, the company performed an asset impairment test on its Fort Hills cash generating units (CGU) in its Oil Sands segment as at March 31, 2020. As a result of the impairment test, the company recorded a $1.376 billion (net of taxes of $0.44 billion) non-cash impairment on its share of the Fort Hills project using the following asset-specific assumptions:

•
WCS price forecast of US$9.00/bbl for the remainder of 2020, US$13.60/bbl in 2021, US$32.00/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2061, adjusted for asset-specific location and quality differentials;

•
the company's share of production at 47,000 bbls/d while the Fort Hills project operates on one primary extraction train for the remainder of 2020 through to 2021, and ramping up to two primary extraction trains during 2022 and then ranging from 96,000 to 106,000 bbls/d over the remaining life of the project;

•
Fort Hills cash operating costs averaging $32/bbl to $37/bbl while the Fort Hills project operates on one primary extraction train for the remainder of 2020 through to 2021, and ranging from $22/bbl to $24/bbl thereafter, as the project returns to two primary extraction trains over the remaining life of the project (expressed in real dollars). Fort Hills cash operating costs reflect operating, selling and general expenses adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $6.4 billion as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax). A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets.

Planned Maintenance Update

As a result of the COVID-19 pandemic, the company continues to assess planned maintenance schedules. Planned maintenance at Oil Sands operations Upgrader 1 is scheduled for the second and fourth quarters of 2020 and at Upgrader 2 in the second and third quarters of 2020. Planned maintenance at Syncrude is scheduled to occur in the second quarter of 2020. The anticipated impact of these maintenance events have been reflected in the company's 2020 guidance.

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
2020 FIRST QUARTER Suncor Energy Inc. 21

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended March 31
($ millions)	2020	2019

Gross revenues(1)	539	876

Less: Royalties(1)	(22)	(112)

Operating revenues, net of royalties	517	764

Net (loss) earnings	(427)	492

Adjusted for:

Asset impairment(2)	422	—

Operating (loss) earnings(3)	(5)	492

Funds from operations(3)	173	702

(1)
Production, revenues and royalties from the company's Libya operations have been presented in the E&P section of this MD&A on an economic basis and exclude an equal and offsetting gross up of revenues and royalties of $61 million in the first quarter of 2019, which is required for presentation purposes in the company's financial statements under the working-interest basis. In the first quarter of 2020, there were no Libya sales included in production revenues or royalties.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $422 million against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating loss for the E&P segment in the first quarter of 2020 was $5 million, compared to operating earnings of $492 million in the prior year quarter, with the decline primarily due to the absence of insurance proceeds related to the company's assets in Libya which were recognized in the prior year quarter, significantly lower realized crude prices due to COVID-19 mitigation measures and OPEC+'s initial plans to increase global supply, decreased sales volumes and higher exploration expense, partially offset by lower royalties.

22 2020 FIRST QUARTER Suncor Energy Inc.

Production Volumes

	Three months ended March 31
	2020	2019

E&P Canada

Terra Nova (mbbls/d)	—	13.2

Hibernia (mbbls/d)	25.1	25.7

White Rose (mbbls/d)	7.5	1.1

Hebron (mbbls/d)	29.6	18.3

	62.2	58.3

E&P International

Buzzard (mboe/d)	31.3	36.7

Golden Eagle (mboe/d)	8.2	10.2

Norway – Oda (mboe/d)	8.0	0.2

Libya (mbbls/d)	—	1.7

	47.5	48.8

Total Production (mboe/d)	109.7	107.1

Total Sales Volumes (mboe/d)	107.2	111.8

Production volumes for E&P Canada were 62,200 boe/d in the first quarter of 2020, compared to 58,300 boe/d in the prior year quarter. The increase in production was primarily due to Hebron, as six new production wells came online throughout 2019, and White Rose, where a production interruption impacted volumes produced during the prior year quarter. The increase in production was partially offset by lower volumes at Terra Nova, reflecting the regulatory order to shut in production in the fourth quarter of 2019.

E&P International production was 47,500 boe/d in the first quarter of 2020, and was comparable to 48,800 boe/d in the prior year quarter. The first quarter of 2020 reflected increased production at Oda, which ramped up production to 8,000 boe/d after achieving first oil in the first quarter of 2019, which was more than offset by natural production declines in the U.K.

E&P sales volumes decreased to 107,200 boe/d in the first quarter of 2020, compared to 111,800 boe/d in the prior year quarter, due to the timing of sales volumes for E&P Canada.

Price Realizations

	Three months ended March 31
Net of transportation costs, but before royalties	2020	2019

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	67.37	84.60

E&P International ($/boe)	63.72	83.14

Price realizations at E&P Canada and E&P International were impacted by the significant decline in global crude oil prices and demand as a result of COVID-19 mitigation efforts and OPEC+'s initial plans to increase global oil supply, partially offset by the favourable impact of a weakening Canadian dollar.

Royalties

E&P royalties in the first quarter of 2020 were lower than the prior year quarter due to the decrease in price realizations.

Expenses and Other Factors

Operating and transportation expenses for the first quarter of 2020 were comparable to the prior year quarter.

DD&A expense in the first quarter of 2020 was favourable when compared to the first quarter of 2019, primarily due to lower production rates in the U.K., partially offset by an increase in production in Norway.

2020 FIRST QUARTER Suncor Energy Inc. 23

Exploration expense in the first quarter of 2020 was higher than the prior year quarter as a result of exploration charges for non-commercial drilling in Norway and East Coast Canada. There are no additional planned exploration wells in 2020.

Non-Cash Asset Impairment

The COVID-19 pandemic has resulted in a significant decrease in global demand for crude oil and commodity prices. In response to this, the company announced plans to reduce capital and operating costs. As a result of these events, the company performed asset impairment tests on certain CGUs in its E&P segment as at March 31, 2020 as the recoverable amount of these CGUs were most sensitive to the combined reduction in crude oil prices and changes to their respective capital and operating plans. The impairment tests were performed using recoverable amounts based on the fair value less cost of disposal. As a result of the impairment tests, the company recorded impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets and $137 million (net of taxes of $45 million) on its share of the White Rose assets using the following asset-specific assumptions:

Terra Nova assets:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the Asset Life Extension project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU is $24 million as at March 31, 2020.

White Rose assets:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2036 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 9,800 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.435 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU is $185 million as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $83 million (after-tax). A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $45 million (after-tax) on the company's share of the White Rose assets.

Planned Maintenance Update for Operated Assets

There are no significant maintenance events scheduled for the second quarter of 2020. Suncor is currently evaluating alternate options for the Terra Nova Asset Life Extension, as Spain is no longer able to accommodate the planned dry dock work due to that country's COVID-19 response.

24 2020 FIRST QUARTER Suncor Energy Inc.

REFINING AND MARKETING

Financial Highlights

	Three months ended March 31
($ millions)	2020	2019

Operating revenues	4 587	5 204

Net (loss) earnings	(55)	1 009

Adjusted for:

Inventory write-down to net realizable value(1)	220	—

Operating earnings(2)	165	1 009

Funds from operations(2)	224	1 253

(1)
During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $220 million as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

R&M operating earnings in the first quarter of 2020 were $165 million, compared to $1.009 billion in the prior year quarter. The decrease was primarily due to a FIFO inventory valuation loss due to a significant decline in crude and refined product benchmarks compared to the prior year quarter, which included a FIFO inventory valuation gain. Operating earnings were positively impacted by higher refining and marketing margins, which existed for a majority of the quarter until the outbreak of COVID-19 intensified in Canada.

2020 FIRST QUARTER Suncor Energy Inc. 25

Volumes

	Three months ended March 31
	2020	2019

Crude oil processed (mbbls/d)

Eastern North America	213.1	216.2

Western North America	226.4	228.7

Total	439.5	444.9

Refinery utilization(1) (%)

Eastern North America	96	97

Western North America	94	95

Total	95	96

Refined product sales (mbbls/d)

Gasoline	234.3	246.7

Distillate	228.7	221.8

Other	68.5	74.3

Total	531.5	542.8

Refining and marketing margin – FIFO(2)(3) ($/bbl)	23.35	49.65

Refining and marketing margin – LIFO(2)(3) ($/bbl)	35.60	35.25

Refining operating expense(2) ($/bbl)	5.65	5.60

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Beginning in the first quarter of 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

Refinery crude throughput was 439,500 bbls/d in the first quarter of 2020, compared to 444,900 bbls/d in the prior year quarter. Both periods achieved strong utilization rates at 95% and 96%, respectively. The company reduced refinery throughput at the end of the quarter as a result of the decrease in product demand associated with the COVID-19 pandemic.

Refined product sales in the first quarter of 2020 were 531,500 bbls/d, compared with 542,800 bbls/d in the prior year quarter with the decrease primarily attributable to a significant decline in demand late in the quarter due to COVID-19 mitigation efforts. In response to the decline in demand for transportation fuels late in the quarter, the company was able to optimize higher value distillate sales.

Refining and Marketing Margin

Refining and marketing margins were influenced by the following:

•
On a LIFO(1) basis, Suncor's refining and marketing margin of $35.60/bbl in the first quarter of 2020, was comparable to $35.25/bbl in the prior year quarter. In both periods, gross margin was favourably impacted relative to benchmarks by Suncor's feedstock advantage, reflecting the influence of processing inexpensive heavier crude oil.

•
On a FIFO basis, Suncor's refining and marketing margin declined to $23.35/bbl in the first quarter of 2020, from $49.65/bbl in the prior year quarter due to the sharp decline in the business environment late in the first quarter as a result of the COVID-19 pandemic and OPEC+ actions related to crude oil production, partially offset by marketing and logistics gains. In the first quarter of 2020, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO(1) accounting method, resulted in a negative impact on the company's results of $446 million, after-tax. FIFO had a positive impact on operating earnings of $467 million, after-tax, in the prior year quarter, for an overall unfavourable quarter-over-quarter impact of $844 million, after-tax, net of marketing and logistics activities.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
26 2020 FIRST QUARTER Suncor Energy Inc.

Expenses and Other Factors

Operating expenses and DD&A in the first quarter of 2020 were comparable compared to the first quarter of 2019.

Non-Cash Inventory Write-Down to Net Realizable Value

The first quarter of 2020 included an inventory write-down to net realizable value of $296 million ($220 million after-tax) as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts.

Planned Maintenance

There are no significant maintenance events scheduled for the second quarter of 2020. The anticipated impact of maintenance events scheduled in the third and fourth quarters of 2020 have been reflected in the company's 2020 guidance. As a result of COVID-19 related considerations, Suncor's planned maintenance schedules will continue to be assessed.

CORPORATE AND ELIMINATIONS

Financial Highlights

	Three months ended March 31
($ millions)	2020	2019

Net loss	(1 090)	(220)

Adjusted for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	1 021	(261)

Operating loss(1)	(69)	(481)

Corporate	(211)	(302)

Eliminations	142	(179)

Funds used in operations(1)	(87)	(554)

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Corporate

Corporate incurred an operating loss of $211 million for the first quarter of 2020, compared to an operating loss of $302 million for the prior year quarter, with the decreased loss attributable to a share-based compensation recovery incurred in the first quarter of 2020, as compared to a share-based compensation expense in the prior year quarter, and an operational foreign exchange gain, as compared to an operational foreign exchange loss in the prior year quarter. Suncor capitalized $38 million of its borrowing costs in the first quarter of 2020 as part of the cost of major development assets and construction projects in progress, compared to $28 million in the prior year quarter.

Eliminations

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the first quarter of 2020, the company's realization of intersegment profit and elimination of unrealized losses amounted to $142 million after tax, compared to a deferral of $179 million of after tax intersegment profit in the prior year quarter. The realization of deferred profit and elimination of unrealized losses in the first quarter of 2020 was driven by the decrease in Oil Sands price realizations over the quarter, as higher margin crude refinery feedstock inventory sourced internally from Oil Sands was sold and replaced by lower margin feedstock inventory. The deferral of profit in the prior year quarter was driven by the increase in Oil Sands price realizations over that quarter.

2020 FIRST QUARTER Suncor Energy Inc. 27

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended March 31
($ millions)	2020	2019

Oil Sands	1 010	584

Exploration and Production	179	228

Refining and Marketing	92	82

Corporate and Eliminations	39	9

Total capital and exploration expenditures	1 320	903

Less: capitalized interest on debt	(38)	(28)

	1 282	875

Capital and Exploration Expenditures by Type, excluding capitalized interest

	Three months ended March 31, 2020
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total

Oil Sands

Oil Sands Base	386	76	462

In Situ	137	198	335

Fort Hills	87	8	95

Syncrude	63	34	97

Exploration and Production	3	162	165

Refining and Marketing	49	41	90

Corporate and Eliminations	14	24	38

	739	543	1 282

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity, and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

To preserve the financial health and resiliency of the company and navigate the current business environment, the company has decided to further reduce the 2020 capital expenditure range to $3.6 billion to $4.0 billion, representing a further capital reduction of $400 million at mid-point compared to the previous guidance. Combined with the March 23, 2020 guidance updates, capital guidance has been reduced by $1.9 billion or approximately 33% compared to the company's original 2020 plan. In order to achieve this, the company will concentrate on sustaining projects that are designed to maintain safe and reliable operations and proceed with select late stage, high-value and low capital economic investment projects. The bi-directional interconnecting pipelines between Syncrude and Oil Sands Base and the deployment of autonomous haul trucks at Fort Hills will continue to be funded and are expected to be completed in the second half of 2020. Investments in technology for our supply and trading business and core business systems are also expected to proceed on schedule. Other economic investments have been significantly reduced in 2020 or deferred, including the cogeneration facility at Oil Sands Base and the Forty Mile Wind Power Project. The operator of the West White Rose Project has announced that work has been suspended for at least one year, as has the Terra Nova Asset Life Extension project.

In the first quarter of 2020, the company spent $1.282 billion on capital expenditures, excluding capitalized interest, an increase from $875 million in the prior year quarter, with the increase driven by increased asset sustainment and maintenance capital expenditures related to an increase in planned maintenance activities at Oil Sands Base and In Situ, as well as increased economic investment capital expenditures at Oil Sands Base.

28 2020 FIRST QUARTER Suncor Energy Inc.

Activity in the first quarter of 2020 is summarized by business unit below.

Oil Sands

Oil Sands Base capital expenditures were $462 million in the first quarter of 2020, the majority of which was focused on the continued development of tailings infrastructure and the company's autonomous haul trucks. Oil Sands Base expenditures also included increased economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers and continued construction of the bi-directional interconnecting pipelines between Syncrude and Oil Sands Base.

In Situ capital expenditures were $335 million in the first quarter of 2020, and were primarily directed towards the rebuild at the MacKay River central processing facility as well as economic investment activities, including well pad construction.

Capital expenditures at Fort Hills were $95 million in the first quarter of 2020, primarily focused on sustaining capital activities on mine and tailings development.

Syncrude capital expenditures were $97 million in the first quarter of 2020, the majority of which was for asset sustainment expenditures focused on maintaining existing assets.

Exploration and Production

Capital and exploration expenditures at E&P were $165 million in the first quarter of 2020 and were primarily focused on economic investment projects, including development drilling at Hibernia, Hebron and Buzzard, and development work on Terra Nova, Fenja and the West White Rose Projects.

Drilling activity at Hebron is ongoing with the completion of one production and one water injection well during the first quarter of 2020.

Suncor is currently evaluating alternate options for the Terra Nova Asset Life Extension, as Spain is no longer able to accommodate the planned dry dock work due to that country's COVID-19 response.

Refining and Marketing

R&M capital expenditures were $90 million and were primarily related to the ongoing sustainment and enhancement to refinery and retail operations, and other economic investment projects on logistics and our retail and wholesale network.

Corporate and Eliminations

Corporate capital expenditures were $38 million, primarily directed towards the company's information technology initiatives.

2020 FIRST QUARTER Suncor Energy Inc. 29

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended March 31
	2020	2019

Return on Capital Employed(1) (%)

Excluding major projects in progress(2)	(1.4)	8.3

Including major projects in progress	(1.3)	8.2

Net debt to funds from operations(3)(4) (times)	2.0	1.6

Interest coverage on long-term debt (times)

Earnings basis(5)	(2.4)	7.1

Funds from operations basis(4)(6)	9.1	14.1

Total debt to total debt plus shareholders' equity (%)	35.0	30.2

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE excluding major projects in progress would have been 5.4% for the twelve months ended March 31, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020, the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019 and the impacts of $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

(3)
Net debt is equal to total debt less cash and cash equivalents.

(4)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(5)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(6)
Equal to funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Recent Developments

The COVID-19 pandemic has had a significant impact on global capital markets and the availability of liquidity towards the end of the first quarter of 2020. The disruption and volatility in global capital markets that has resulted is expected to continue for some time and could increase our cost of capital and adversely affect our ability to access the capital markets on a timely basis, or at all.

In addition, recent market events and conditions, including excess global crude oil and petroleum product supply as a result of the COVID-19 pandemic and as a result of initial plans by certain OPEC+ countries to set and maintain increased production levels as well as decreased global demand, have caused significant weakness and volatility in commodity prices, including transportation fuels and products that the company sells.

In response to these developments, the company has decided to further reduce the 2020 capital expenditure range to $3.6 billion to $4.0 billion, representing a further capital reduction of $400 million at mid-point compared to the previous guidance. Combined with the March 23, 2020 guidance updates, capital guidance has been reduced by $1.9 billion or approximately 33% compared to the company's original 2020 plan, and operating costs across the business by $1 billion or approximately 10% compared to 2019 levels. As of March 31, 2020, Suncor had significantly increased its liquidity by securing an additional $2.5 billion of credit facilities for a 24-month term with its key banking partners. Subsequent to the first quarter of 2020, the company issued $1.25 billion of 5.00% senior unsecured 10-year medium term notes and secured $300 million in additional credit facilities. This increased financial flexibility will help ensure the company has access to adequate financial resources should it be required.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2020 capital spending program of $3.6 billion to $4.0 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate

30 2020 FIRST QUARTER Suncor Energy Inc.

liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

For the three months ended March 31, 2020, cash and cash equivalents increased to $2.226 billion, from $1.960 billion at December 31, 2019, with cash flow provided by operating activities and an increase in short-term indebtedness partially offset by the planned use of cash related to the company's capital and exploration expenditures, dividend requirements and the repurchase of Suncor's own shares under its NCIB in the first quarter of 2020.

As at March 31, 2020, the weighted average days to maturity of the company's short-term investment portfolio was approximately 21 days.

Available credit facilities for liquidity purposes at March 31, 2020 increased to $5.891 billion, compared to $4.701 billion at December 31, 2019. The increase in liquidity was primarily due to an additional $2.5 billion of credit facilities secured in the first quarter of 2020, and the weakening of the Canadian dollar compared to the U.S. dollar since December 31, 2019, partially offset by increased short-term indebtedness. This increased financial flexibility will help ensure that the company has access to adequate financial resources should it be required.

In the first quarter of 2020, Standard & Poor's downgraded Suncor's long-term senior debt rating to BBB+, with a Stable Outlook, and Dominion Bond Rating Service placed all of its ratings of North American Oil and Gas issuers, including Suncor, "Under Review with Negative Implications". Subsequent to the end of the first quarter of 2020, Moody's Investors Service affirmed the company's Baa1 rating, with a Stable Outlook, on long-term debt.

Financing Activities

Management of debt levels and liquidity continues to be a priority for Suncor given the company's long-term growth plans and future expected volatility in the pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels. The disciplined actions around liquidity and capital spending that the company has taken to address the recent economic downturn will help sustain the financial health of the company.

Subsequent to the first quarter of 2020, the company issued $1.25 billion of 5.00% senior unsecured Series 7 Medium Term Notes maturing on April 9, 2030 and secured $300 million in additional credit facilities.

2020 FIRST QUARTER Suncor Energy Inc. 31

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At March 31, 2020, total debt to total debt plus shareholders' equity was 35.0% (December 31, 2019 – 29.9%) and increased due to higher debt levels and lower shareholders' equity as a result of impairment charges and an inventory valuation write-down to net realizable value recorded in the first quarter of 2020. The company continues to be in compliance with all operating covenants under its debt agreements.

($ millions, except as noted)	March 31 2020	December 31 2019

Short-term debt	3 756	2 155

Current portion of long-term debt	—	—

Current portion of long-term lease liabilities	302	310

Long-term debt	13 765	12 884

Long-term lease liabilities	2 615	2 621

Total debt	20 438	17 970

Less: Cash and cash equivalents	2 226	1 960

Net debt	18 212	16 010

Shareholders' equity	37 965	42 042

Total debt plus shareholders' equity	58 403	60 012

Total debt to total debt plus shareholders' equity (%)	35.0	29.9

Change in Debt

($ millions)	Three months ended March 31, 2020

Total debt – beginning of period	17 970

Increase in long-term debt	—

Increase in short-term debt	1 386

Increase in lease liability	57

Lease payments	(82)

Foreign exchange on debt, and other	1 107

Total debt – March 31, 2020	20 438

Less: Cash and cash equivalents – March 31, 2020	2 226

Net debt – March 31, 2020	18 212

The company's total debt increased in the first quarter of 2020 due to an increase in short-term indebtedness, unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2019 and leases entered into during the period, partially offset by lease principal payments made during the first quarter of 2020. As at March 31, 2020, the company had no debt maturities in 2020, $1.5 billion due in 2021, and $257 million due in 2022.

32 2020 FIRST QUARTER Suncor Energy Inc.

Common Shares

(thousands)	March 31, 2020

Common shares	1 525 151

Common share options – exercisable	26 550

Common share options – non-exercisable	12 754

As at May 1, 2020, the total number of common shares outstanding was 1,525,150,794 and the total number of exercisable and non-exercisable common share options outstanding was 39,139,294. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

In May 2019, Suncor renewed its NCIB to continue to repurchase its common shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange and/or alternative trading platforms between May 6, 2019 and May 5, 2020. The TSX subsequently accepted a notice filed by Suncor of its intention to amend the NCIB effective as of December 30, 2019 pursuant to which Suncor was permitted to increase the maximum number of common shares that may be purchased for cancellation between May 6, 2019 and May 5, 2020 to 78,549,178 common shares.

During the first quarter of 2020, Suncor repurchased and cancelled 7,527,370 common shares at an average price of $40.83 per common share, for a total of $307 million, compared to the prior year quarter when the company repurchased and cancelled 11,951,027 common shares at an average price of $42.99 per common share, for a total of $514 million. Given the current business environment and aligned with our disciplined capital allocation strategy, share repurchases have been suspended and the company has decided not to renew its NCIB at this time.

	Three months ended March 31
($ millions, except as noted)	2020	2019

Share repurchase activities (thousands of common shares)	7 527	11 951

Weighted average repurchase price per share (dollars per share)	40.83	42.99

Share repurchase cost	307	514

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2019 annual MD&A. Suncor does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures.

Subsequent to March 31, 2020, the company increased its commitments by approximately $1.25 billion as a result of debt issued in the second quarter of 2020.

2020 FIRST QUARTER Suncor Energy Inc. 33

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly revenue, earnings and funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices, including widening of crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as the COVID-19 global pandemic beginning in the first quarter of 2020 and the Government of Alberta's mandatory production curtailments implemented during 2019.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Mar 31 2020	Dec 31 2019	Sept 30 2019	June 30 2019	Mar 31 2019	Dec 31 2018	Sept 30 2018	June 30 2018

Total production (mboe/d)

Oil Sands	630.1	662.3	670.0	692.2	657.2	740.8	651.7	547.6

Exploration and Production	109.7	115.9	92.3	111.7	107.1	90.2	92.1	114.1

	739.8	778.2	762.3	803.9	764.3	831.0	743.8	661.7

Revenues and other income

Operating revenues, net of royalties	7 391	9 487	9 803	10 071	8 983	8 561	10 847	10 327

Other income	365	111	93	27	414	384	16	101

	7 756	9 598	9 896	10 098	9 397	8 945	10 863	10 428

Net (loss) earnings	(3 525)	(2 335)	1 035	2 729	1 470	(280)	1 812	972

per common share – basic (dollars)	(2.31)	(1.52)	0.67	1.74	0.93	(0.18)	1.12	0.60

per common share – diluted (dollars)	(2.31)	(1.52)	0.67	1.74	0.93	(0.18)	1.11	0.59

Operating (loss) earnings(1)	(309)	782	1 114	1 253	1 209	580	1 557	1 190

per common share – basic(1) (dollars)	(0.20)	0.51	0.72	0.80	0.77	0.36	0.96	0.73

Funds from operations(1)	1 001	2 553	2 675	3 005	2 585	2 007	3 139	2 862

per common share – basic(1) (dollars)	0.66	1.66	1.72	1.92	1.64	1.26	1.94	1.75

Cash flow provided by operating activities	1 384	2 304	3 136	3 433	1 548	3 040	4 370	2 446

per common share – basic (dollars)	0.91	1.50	2.02	2.19	0.98	1.90	2.70	1.50

ROCE(1) (%) for the twelve months ended	(1.3)	4.9	9.7	10.4	8.2	8.0	9.7	8.3

ROCE(1)(2), excluding major projects in progress (%) for twelve months ended	(1.4)	5.1	9.9	10.6	8.3	8.2	10.4	9.5

After-tax unrealized foreign exchange (loss) gain on U.S. dollar denominated debt	(1 021)	235	(127)	221	261	(637)	195	(218)

Common share information (dollars)

Dividend per common share	0.465	0.42	0.42	0.42	0.42	0.36	0.36	0.36

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	22.46	42.56	41.79	40.85	43.31	38.13	49.98	53.50

New York Stock Exchange (US$)	15.80	32.80	31.58	31.16	32.43	27.97	38.69	40.68

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE excluding major projects in progress would have been 5.4% for the twelve months ended March 31, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020, the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019 and the impacts of $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.
34 2020 FIRST QUARTER Suncor Energy Inc.

Business Environment

(average for the three months ended)		Mar 31 2020	Dec 31 2019	Sept 30 2019	June 30 2019	Mar 31 2019	Dec 31 2018	Sept 30 2018	June 30 2018

WTI crude oil at Cushing	US$/bbl	46.10	56.95	56.45	59.85	54.90	58.85	69.50	67.90

Dated Brent crude	US$/bbl	50.15	63.30	61.90	68.85	63.20	67.80	75.25	74.40

Dated Brent/Maya FOB price differential	US$/bbl	15.95	9.30	5.20	6.90	5.00	4.35	10.20	12.40

MSW at Edmonton	Cdn$/bbl	52.00	68.10	68.35	73.40	66.45	42.70	82.10	80.95

WCS at Hardisty	US$/bbl	25.60	41.10	44.20	49.20	42.50	19.50	47.35	48.65

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(20.50)	(15.85)	(12.25)	(10.65)	(12.40)	(39.35)	(22.15)	(19.25)

SYN-WTI (differential) premium	US$/bbl	(2.70)	(0.70)	0.40	0.15	(2.30)	(21.60)	(0.90)	(0.65)

Condensate at Edmonton	US$/bbl	46.20	53.00	52.00	55.90	50.55	45.30	66.80	68.50

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.05	2.50	0.95	1.05	2.55	1.60	1.20	1.20

Alberta Power Pool Price	Cdn$/MWh	67.05	46.95	46.85	56.35	70.75	55.55	54.45	56.00

New York Harbor 2-1-1 crack(1)	US$/bbl	14.75	18.50	19.75	22.40	19.10	18.75	19.50	21.45

Chicago 2-1-1 crack(1)	US$/bbl	9.75	14.45	17.05	21.55	15.30	16.25	19.90	19.10

Portland 2-1-1 crack(1)	US$/bbl	18.30	25.75	23.85	29.15	19.35	24.25	22.05	28.75

Gulf Coast 2-1-1 crack(1)	US$/bbl	13.00	17.10	20.00	21.70	17.85	17.45	19.30	20.50

Exchange rate	US$/Cdn$	0.74	0.76	0.76	0.75	0.75	0.76	0.77	0.77

Exchange rate (end of period)	US$/Cdn$	0.71	0.77	0.76	0.76	0.75	0.73	0.77	0.76

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
2020 FIRST QUARTER Suncor Energy Inc. 35

8. OTHER ITEMS

Accounting Policies and New IFRS Standards

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2019 annual MD&A and in note 2 of Suncor's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2020.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2019 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2019 annual MD&A.

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and will continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2020.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive (loss) income, consolidated balance sheets and consolidated statements of cash flows in fiscal 2020.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 26 of the audited Consolidated Financial Statements for the year ended December 31, 2019, note 9 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2020, and the Financial Condition and Liquidity section of the 2019 annual MD&A.

Control Environment

Based on their evaluation as at March 31, 2020, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2020, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

36 2020 FIRST QUARTER Suncor Energy Inc.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously announced 2020 guidance (which was originally disclosed via press release on December 2, 2019), as set forth in Suncor's press releases dated March 23, 2020 and May 5, 2020, both of which are also available on www.sedar.com.

2020 FIRST QUARTER Suncor Energy Inc. 37

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, LIFO inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings (loss) are reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Operating Earnings (Loss)

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings (loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes and mix for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company's R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries, as both represent inventory valuation adjustments, and downstream marketing and logistics activities.

•
The factor for Insurance Proceeds includes the after-tax insurance proceeds related to the company's assets in Libya.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings (loss) adjustments, changes in statutory income tax rates and other income tax adjustments.
38 2020 FIRST QUARTER Suncor Energy Inc.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed for major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended March 31 ($ millions, except as noted)		2020	2019

Adjustments to net earnings

Net (loss) earnings		(2 096)	3 974

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		692	399

Net interest expense		633	610

	A	(771)	4 983

Capital employed – beginning of twelve-month period

Net debt		17 298	15 603

Shareholders' equity		44 262	45 483

		61 560	61 086

Capital employed – end of twelve-month period

Net debt		18 212	17 298

Shareholders' equity		37 965	44 262

		56 177	61 560

Average capital employed	B	59 346	60 671

ROCE – including major projects in progress (%)	A/B	(1.3)	8.2

Average capitalized costs related to major projects in progress	C	3 062	534

ROCE – excluding major projects in progress (%)(1)	A/(B-C)	(1.4)	8.3

(1)
ROCE excluding major projects in progress would have been 5.4% for the twelve months ended March 31, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020, the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019 and the impacts of $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.
2020 FIRST QUARTER Suncor Energy Inc. 39

Funds From (Used In) Operations

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by (used in) operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory which management believes reduces comparability between periods.

Funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by operating activities measure in the Non-GAAP Financial Measures Advisory section of each respective management's discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net (loss) earnings	(1 953)	189	(427)	492	(55)	1 009	(1 090)	(220)	(3 525)	1 470

Adjustments for:

Depreciation, depletion, amortization and impairment	3 065	992	828	247	232	203	21	20	4 146	1 462

Deferred income taxes	(444)	60	(128)	(33)	(10)	5	62	(29)	(520)	3

Accretion	56	58	11	11	2	2	—	—	69	71

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	1 096	(280)	1 096	(280)

Change in fair value of financial instruments and trading inventory	163	6	(136)	(4)	98	70	—	—	125	72

Gain loss on disposal of assets	(1)	(4)	—	—	(3)	(1)	—	—	(4)	(5)

Share-based compensation	(86)	(34)	(11)	(5)	(51)	(24)	(178)	(46)	(326)	(109)

Exploration	—	—	70	2	—	—	—	—	70	2

Settlement of decommissioning and restoration liabilities	(99)	(112)	(4)	(1)	(3)	(1)	—	—	(106)	(114)

Other	(10)	29	(30)	(7)	14	(10)	2	1	(24)	13

Funds from (used in) operations	691	1 184	173	702	224	1 253	(87)	(554)	1 001	2 585

Decrease (increase) in non-cash working capital									383	(1 037)

Cash flow provided by operating activities									1 384	1 548

Free Funds Flow and Discretionary Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow reflects cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor's business.

	Three months ended Mar 31
($ millions)	2020	2019

Funds from operations	1 001	2 585

Asset sustaining and maintenance capital and dividends	(1 463)	(1 096)

Discretionary free funds flow	(462)	1 489

40 2020 FIRST QUARTER Suncor Energy Inc.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Oil Sands operations, Syncrude and Fort Hills cash operating costs are non-GAAP financial measures. Oil Sands operations cash operating costs are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Fort Hills and Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project startup costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Beginning in the first quarter of 2020, the company revised Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to exclude these costs. Syncrude and Fort Hills cash operating costs are calculated by adjusting Syncrude OS&G expense and Fort Hills OS&G expense, respectively, for non-production costs that management believes do not relate to the production performance of Syncrude operations or Fort Hills operations, respectively, including, but not limited to, share-based compensation, research and project startup costs, if applicable. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

Refining and Marketing Margin and Refining Operating Expense

Refining and marketing margin and refining operating expense are non-GAAP financial measures. Refining and marketing margin is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for non-refining margin pertaining to the company's supply, marketing and ethanol businesses, as well as removing the impact of marketing and logistics gains and losses. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing margin and refining operating expense to measure operating performance on a production barrel basis.

	Three months ended March 31
($ millions, except as noted)	2020	2019

Refining and marketing margin reconciliation

Gross margin, operating revenue less purchases of crude oil and products	629	2 140

Other income	86	15

Non-refining margin	283	(13)

Refining and marketing margin	998	2 142

Refinery production(1) (mbbls)	42 729	43 143

Refining and marketing margin – FIFO(2) ($/bbl)	23.35	49.65

Refining and marketing margin – LIFO(2) ($/bbl)	35.60	35.25

Refining operating expense reconciliation

Operating, selling and general expense	511	536

Non-refining costs	(270)	(294)

Refining operating expense	241	242

Refinery production(1) (mbbls)	42 729	43 143

Refining operating expense ($/bbl)	5.65	5.60

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(2)
Beginning in the first quarter of 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.
2020 FIRST QUARTER Suncor Energy Inc. 41

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q1	Three months ended March 31
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
mmcf	millions of cubic feet of natural gas	SYN	Synthetic crude oil benchmark
mmcf/d	millions of cubic feet of natural gas per day	MSW	Mixed Sweet Blend
mmcfe	millions of cubic feet of natural gas equivalent	NYMEX	New York Mercantile Exchange
mmcfe/d	millions of cubic feet of natural gas equivalent per day	YTD	Year to date
MW	megawatts
MWh	megawatts per hour
42 2020 FIRST QUARTER Suncor Energy Inc.

11. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the novel coronavirus pandemic; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "potential", "opportunity", "would", "priority", "strategy" and similar expressions. Forward-looking statements in this MD&A include references to:

•
Suncor's belief that its integrated model and balance sheet strength are distinct advantages coming into this environment and that its unique business model, focused actions and dedicated team will allow Suncor to remain strong and continue to provide trusted energy for decades to come;

•
the expectation that the increased financial flexibility from securing an additional $2.8 billion of credit facilities and the issuance of $1.25 billion of 5.00% senior unsecured medium term notes will help ensure the company has access to adequate financial resources should it be required;

•
Suncor's focus on leveraging its flexibility to maximize value from its existing assets and optimizing margins through each link in the value chain and the belief that, through its ability to upgrade, refine and sell production to customers through its retail and wholesale network, Suncor will continue to focus on creating long-term value while meeting its customer's energy needs;

•
Suncor's expectation that the reduction in the dividend combined with the sustaining capital and operating cost reductions, will reduce the cash break-even price to cover operating costs, sustaining capital and dividends to approximately WTI US$35/bbl and the basis for such expectation;

•
MacKay River's planned return to service date of the latter part of the second quarter of 2020;

•
Suncor's belief that it is well positioned to weather the challenges of the evolving and complex business environment (including the strategies to do so) and that its integrated model, paired with its disciplined financial management and capital allocation practices, will provide resiliency through rapidly changing market conditions;

•
Suncor's expectations regarding the continued impacts of the COVID-19 pandemic and supply side shock, including with respect to refined product and crude oil demand levels and capital markets and the intended impacts of the actions taken in response to the COVID-19 pandemic and supply side shock;

•
the expectation that the company will concentrate on sustaining projects that are designed to maintain safe and reliable operations and proceed with select late stage, high-value and low capital economic investment projects;

•
the company's plan to decrease its annual operating expenditures by more than $1 billion compared to 2019 levels and its total capital expenditures by 33% compared to the original 2020 plan and the steps the company will take to achieve this;

•
the company's continued focus of its capital portfolio on value-driven investments that will enhance margins, improve business processes and reduce operating and sustaining capital costs;

•
the expectation that the bi-directional interconnecting pipelines between Syncrude and Oil Sands Base and the deployment of autonomous haul trucks at Fort Hills will continue to be funded and will be completed in the second half of 2020 and that the investments in technology for our supply and trading business and core business systems will proceed on schedule;

•
Suncor's free funds flow target, the expected timing thereof;

•
the expected timing of debt maturities and Suncor's belief that its debt maturity profile is manageable;

•
Statements with respect to planned maintenance events and the timing thereof, including at Syncrude and Oil Sands operations Upgraders 1 and 2;
2020 FIRST QUARTER Suncor Energy Inc. 43

•
statements about the Fort Hills project, including the expectation that the reduction to a one train operation, running at full utilization will increase funds flow compared to running at full rates and the expectation that Fort Hills will be fully operational on autonomous haul trucks by the fourth quarter of 2020 which will provide additional operational flexibility and lower costs;

•
that there are no additional planned exploration wells in 2020;

•
Suncor's belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor's actual results;

•
Suncor's planned 2020 capital spending program of $3.6 billion to $4.0 billion and the belief that Suncor will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the objectives of Suncor's short-term investment portfolio and Suncor's expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company's priority regarding the management of debt levels given the company's long-term growth plans and future expected volatility in the pricing environment and Suncor's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in its ability to manage project costs and debt levels;

•
Suncor's belief that the disciplined actions around liquidity and capital spending that it has taken to address the recent economic downturn will help sustain the financial health of the company;

•
the company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
Suncor's full year outlook range on total capital expenditures, current income taxes, refinery utilization rates, refinery throughput and refined product sales and business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, AECO-C Spot, New York Harbor 2-1-1 crack and the Cdn$/US$ exchange rate.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor's ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining

44 2020 FIRST QUARTER Suncor Energy Inc.

and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 virus pandemic and the actions of OPEC and non-OPEC countries); fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, and in the company's 2019 annual MD&A, the 2019 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

2020 FIRST QUARTER Suncor Energy Inc. 45

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(unaudited)

	Three months ended March 31
($ millions)	2020	2019

Revenues and Other Income

Operating revenues, net of royalties (note 3)	7 391	8 983

Other income (note 4)	365	414

	7 756	9 397

Expenses

Purchases of crude oil and products	3 180	2 621

Operating, selling and general	2 967	2 832

Transportation	336	336

Depreciation, depletion, amortization and impairment (note 11)	4 146	1 462

Exploration	139	113

Gain on disposal of assets	(4)	(5)

Financing expenses (note 6)	1 342	32

	12 106	7 391

(Loss) Earnings before Income Taxes	(4 350)	2 006

Income Tax (Recovery) Expense

Current	(305)	533

Deferred	(520)	3

	(825)	536

Net (Loss) Earnings	(3 525)	1 470

Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	241	(68)

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes	13	(136)

Other Comprehensive Income (Loss)	254	(204)

Total Comprehensive (Loss) Income	(3 271)	1 266

Per Common Share (dollars) (note 7)

Net (loss) earnings – basic and diluted	(2.31)	0.93

Cash dividends	0.47	0.42

See accompanying notes to the condensed interim consolidated financial statements.
46 2020 FIRST QUARTER Suncor Energy Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	March 31 2020	December 31 2019

Assets

Current assets

Cash and cash equivalents	2 226	1 960

Accounts receivable	2 994	4 052

Inventories (note 10)	2 725	3 761

Income taxes receivable	334	133

Total current assets	8 279	9 906

Property, plant and equipment, net (note 11)	70 077	72 640

Exploration and evaluation	2 426	2 428

Other assets	1 298	1 194

Goodwill and other intangible assets	3 057	3 058

Deferred income taxes	129	209

Total assets	85 266	89 435

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	3 756	2 155

Current portion of long-term lease liabilities	302	310

Accounts payable and accrued liabilities	5 481	6 555

Current portion of provisions	634	631

Income taxes payable	34	886

Total current liabilities	10 207	10 537

Long-term debt	13 765	12 884

Long-term lease liabilities	2 615	2 621

Other long-term liabilities	2 399	2 499

Provisions	8 708	8 676

Deferred income taxes	9 607	10 176

Equity	37 965	42 042

Total liabilities and shareholders' equity	85 266	89 435

See accompanying notes to the condensed interim consolidated financial statements.
2020 FIRST QUARTER Suncor Energy Inc. 47

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31
($ millions)	2020	2019

Operating Activities

Net (Loss) Earnings	(3 525)	1 470

Adjustments for:

Depreciation, depletion, amortization and impairment (note 11)	4 146	1 462

Deferred income tax (recovery) expense	(520)	3

Accretion	69	71

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	1 096	(280)

Change in fair value of financial instruments and inventory	125	72

Gain on disposal of assets	(4)	(5)

Share-based compensation	(326)	(109)

Exploration	70	2

Settlement of decommissioning and restoration liabilities	(106)	(114)

Other	(24)	13

Decrease (increase) in non-cash working capital	383	(1 037)

Cash flow provided by operating activities	1 384	1 548

Investing Activities

Capital and exploration expenditures	(1 320)	(903)

Other investments	(16)	(50)

(Increase) decrease in non-cash working capital	(180)	(34)

Cash flow used in investing activities	(1 516)	(987)

Financing Activities

Net increase in short-term debt	1 386	326

Lease liability payments	(82)	(70)

Issuance of common shares under share option plans	29	35

Repurchase of common shares (note 8)	(307)	(514)

Distributions relating to non-controlling interest	(2)	(2)

Dividends paid on common shares	(709)	(662)

Cash flow provided by (used in) financing activities	315	(887)

Increase (Decrease) in Cash and Cash Equivalents	183	(326)

Effect of foreign exchange on cash and cash equivalents	83	(20)

Cash and cash equivalents at beginning of period	1 960	2 221

Cash and Cash Equivalents at End of Period	2 226	1 875

Supplementary Cash Flow Information

Interest paid	147	154

Income taxes paid	751	116

See accompanying notes to the condensed interim consolidated financial statements.
48 2020 FIRST QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2018	25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact	—	—	—	14	14	—

At January 1, 2019, adjusted	25 910	540	1 076	16 493	44 019	1 584 484

Net earnings	—	—	—	1 470	1 470	—

Foreign currency translation adjustment	—	—	(68)	—	(68)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $50	—	—	—	(136)	(136)	—

Total comprehensive (loss) income	—	—	(68)	1 334	1 266	—

Issued under share option plans	46	(10)	—	—	36	1 025

Repurchase of common shares for cancellation (note 8)	(193)	—	—	(321)	(514)	(11 951)

Change in liability for share repurchase commitment	48	—	—	45	93	—

Share-based compensation	—	24	—	—	24	—

Dividends paid on common shares	—	—	—	(662)	(662)	—

At March 31, 2019	25 811	554	1 008	16 889	44 262	1 573 558

At December 31, 2019	25 167	566	899	15 410	42 042	1 531 874

Net loss	—	—	—	(3 525)	(3 525)	—

Foreign currency translation adjustment	—	—	241	—	241	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $5	—	—	—	13	13	—

Total comprehensive income (loss)	—	—	241	(3 512)	(3 271)	—

Issued under share option plans	36	(7)	—	—	29	804

Repurchase of common shares for cancellation (note 8)	(124)	—	—	(183)	(307)	(7 527)

Change in liability for share repurchase commitment	65	—	—	103	168	—

Share-based compensation	—	13	—	—	13	—

Dividends paid on common shares	—	—	—	(709)	(709)	—

At March 31, 2020	25 144	572	1 140	11 109	37 965	1 525 151

See accompanying notes to the condensed interim consolidated financial statements.
2020 FIRST QUARTER Suncor Energy Inc. 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. The company is focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, the company explores for, acquires, develops, produces and markets crude oil in Canada and internationally, transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2019.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2019.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2019.

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have caused, and will continue to cause significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant financial statement note.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive (loss) income, consolidated balance sheets and consolidated statements of cash flows in fiscal 2020.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

50 2020 FIRST QUARTER Suncor Energy Inc.

(f) Adoption of New IFRS Standards

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in treatment of an acquisition as an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The company adopted the amendments prospectively on the effective date of January 1, 2020, and there was no impact to the company's consolidated financial statements as a result of the initial application.

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Revenues and Other Income

Gross revenues	2 327	3 219	539	937	4 563	5 190	9	8	7 438	9 354

Intersegment revenues	990	962	—	—	24	14	(1 014)	(976)	—	—

Less: Royalties	(25)	(198)	(22)	(173)	—	—	—	—	(47)	(371)

Operating revenues, net of royalties	3 292	3 983	517	764	4 587	5 204	(1 005)	(968)	7 391	8 983

Other income (loss)	248	10	33	386	86	15	(2)	3	365	414

	3 540	3 993	550	1 150	4 673	5 219	(1 007)	(965)	7 756	9 397

Expenses

Purchases of crude oil and products	407	273	—	—	3 958	3 064	(1 185)	(716)	3 180	2 621

Operating, selling and general	2 252	1 973	133	148	511	536	71	175	2 967	2 832

Transportation	289	298	23	19	36	29	(12)	(10)	336	336

Depreciation, depletion, amortization and impairment	3 065	992	828	247	232	203	21	20	4 146	1 462

Exploration	57	102	82	11	—	—	—	—	139	113

Gain on asset exchange and disposals	(1)	(4)	—	—	(3)	(1)	—	—	(4)	(5)

Financing expenses (income)	81	69	3	14	—	13	1 258	(64)	1 342	32

	6 150	3 703	1 069	439	4 734	3 844	153	(595)	12 106	7 391

(Loss) Earnings before Income Taxes	(2 610)	290	(519)	711	(61)	1 375	(1 160)	(370)	(4 350)	2 006

Income Tax (Recovery) Expense

Current	(213)	41	36	252	4	361	(132)	(121)	(305)	533

Deferred	(444)	60	(128)	(33)	(10)	5	62	(29)	(520)	3

	(657)	101	(92)	219	(6)	366	(70)	(150)	(825)	536

Net (Loss) Earnings	(1 953)	189	(427)	492	(55)	1 009	(1 090)	(220)	(3 525)	1 470

Capital and Exploration Expenditures	1 010	584	179	228	92	82	39	9	1 320	903

2020 FIRST QUARTER Suncor Energy Inc. 51

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

Three months ended March 31	2020			2019
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	2 758	—	2 758	3 278	—	3 278

Bitumen	559	—	559	903	—	903

	3 317	—	3 317	4 181	—	4 181

Exploration and Production

Crude oil and natural gas liquids	319	219	538	491	444	935

Natural gas	—	1	1	—	2	2

	319	220	539	491	446	937

Refining and Marketing

Gasoline	1 894	—	1 894	2 106	—	2 106

Distillate	2 116	—	2 116	2 383	—	2 383

Other	577	—	577	715	—	715

	4 587	—	4 587	5 204	—	5 204

Corporate and Eliminations

	(1 005)	—	(1 005)	(968)	—	(968)

Total Revenue from Contracts with Customers	7 218	220	7 438	8 908	446	9 354

4. OTHER INCOME

Other income consists of the following:

	Three months ended March 31
($ millions)	2020	2019

Risk management and trading activities(1)	324	15

Investment and interest income	36	50

Insurance proceeds(2)	—	363

Other	5	(14)

	365	414

(1)
Risk management and trading activities include a gain of $421 million (March 31, 2019 – $38 million) related to derivative contracts and a loss of $97 million (March 31, 2019 – $23 million) related to the valuation of trading inventory.

(2)
Three months ended March 31, 2019 include insurance proceeds for Libyan assets within the Exploration and Production segment.
52 2020 FIRST QUARTER Suncor Energy Inc.

5. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation (recovery) expense for all plans recorded within Operating, Selling and General expense:

	Three months ended March 31
($ millions)	2020	2019

Equity-settled plans	13	24

Cash-settled plans	(100)	138

	(87)	162

6. FINANCING EXPENSES

	Three months ended March 31
($ millions)	2020	2019

Interest on debt	216	210

Interest on lease liabilities	42	45

Capitalized interest	(38)	(28)

Interest expense	220	227

Interest on partnership liability	13	14

Interest on pension and other post-retirement benefits	14	15

Accretion	69	71

Foreign exchange loss (gain) on U.S. dollar denominated debt	1 096	(280)

Operational foreign exchange and other	(70)	(15)

	1 342	32

During the first quarter of 2020, the company secured an additional $2.5 billion of credit facilities with its key banking partners under a new agreement. This agreement has the same terms and covenants as our existing credit facilities. Also, subsequent to March 31, 2020, the company issued $1.25 billion of senior unsecured Series 7 Medium Term Notes and secured an additional $300 million in credit facilities (note 12).

7. (LOSS) EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2020	2019

Net (loss) earnings	(3 525)	1 470

(millions of common shares)

Weighted average number of common shares	1 528	1 579

Dilutive securities:

Effect of share options	1	3

Weighted average number of diluted common shares	1 529	1 582

(dollars per common share)

Basic and diluted (loss) earnings per share	(2.31)	0.93

2020 FIRST QUARTER Suncor Energy Inc. 53

8. NORMAL COURSE ISSUER BID

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid (the 2019 NCIB) to continue to repurchase shares under its previously announced buyback program through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company is permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020. On December 23, 2019, Suncor announced an amendment to the 2019 NCIB, effective as of December 30, 2019, which allows the company to increase the maximum number of common shares that may be repurchased between May 6, 2019 and May 5, 2020 to 78,549,178. In the first quarter of 2020, Suncor's Board of Directors approved a further share repurchase program of up to $2.0 billion beginning March 2020. The COVID-19 pandemic has created significant uncertainly in the business environment and, consistent with our capital allocation strategy, the share buyback program has been suspended.

During the first quarter of 2020, the company repurchased 7.5 million common shares under the 2019 NCIB at an average price of $40.83 per share, for a total repurchase cost of $307 million. The following table summarizes the share repurchase activities during the period:

	Three months ended March 31
($ millions, except as noted)	2020	2019

Share repurchase activities (thousands of common shares)

Shares repurchased	7 527	11 951

Amounts charged to

Share capital	124	193

Retained earnings	183	321

Share repurchase cost	307	514

9. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total

Fair value outstanding at December 31, 2019	(39)

Cash Settlements – received during the year	(52)

Changes in fair value recognized in earnings during the year (note 4)	421

Fair value outstanding at March 31, 2020	330

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a

54 2020 FIRST QUARTER Suncor Energy Inc.

hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at March 31, 2020, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's non-designated derivative financial instruments measured at fair value for each hierarchy level as at March 31, 2020:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	276	418	—	694

Accounts payable	(45)	(319)	—	(364)

	231	99	—	330

During the first quarter of 2020, there were no transfers between Level 1 and Level 2 fair value measurements.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic combined with the actions of Organization of the Petroleum Exporting Countries to increase production, Suncor has not been significantly affected as the majority of Suncor's customers are large and established downstream companies with investment grade credit ratings.

Non-Derivative Financial Instruments

At March 31, 2020, the carrying value of fixed-term debt accounted for under amortized cost was $13.8 billion (December 31, 2019 – $12.9 billion) and the fair value was $14.1 billion (December 31, 2019 – $16.1 billion). The decrease in fair value of debt is mainly due to an increase in the company's short-term credit spread. The estimated fair value of long-term debt is based on pricing sourced from market data.

10. INVENTORIES

($ millions)	March 31 2020	December 31 2019

Crude Oil(1)	1 111	1 689

Refined products	803	1 290

Materials, supplies and merchandise	811	782

	2 725	3 761

(1)
Includes $151 million of inventories held for trading purposes (December 31, 2019 – $210 million) which are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

As a result of a decline in crude oil and refined products prices, the company recorded a $310 million ($229 million after-tax) write-down of crude oil inventories and a write-down of $226 million ($168 million after-tax) of refined products inventories

2020 FIRST QUARTER Suncor Energy Inc. 55

to their respective net realizable values as at March 31, 2020 within purchases of crude oil products, operating, selling and general and depreciation, depletion, amortization and impairment expenses.

11. ASSET IMPAIRMENT

The COVID-19 pandemic has resulted in a significant decrease in global demand for crude oil and commodity prices. In response, the company announced plans to reduce capital and operating costs. As a result of these events, the company performed asset impairment tests on certain cash generating units (CGUs) in its Oil Sands and Exploration and Production segments as at March 31, 2020 as the recoverable amounts of these CGUs were most sensitive to the combined reduction in crude oil prices and changes to their respective capital and operating plans. The impairment tests were performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs):

Oil Sands

As a result of the impairment test, the company recorded an impairment of $1.38 billion (net of taxes of $0.44 billion) on its share of the Fort Hills project in the Oil Sands segment using the following asset-specific assumptions:

•
WCS price forecast of US$9.00/bbl for the remainder of 2020, US$13.60/bbl in 2021, US$32.00/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2061, adjusted for asset-specific location and quality differentials;

•
the company's share of production at 47,000 bbls/d while the Fort Hills project operates on one primary extraction train for the remainder of 2020 through to 2021, and ramping up to two primary extraction trains during 2022 and then ranging from 96,000 to 106,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $32.00/bbl to $37.00/bbl while the Fort Hills project operates on one primary extraction train for the remainder of 2020 through to 2021, and ranging from $22.00/bbl to $24.00/bbl thereafter, as the project returns to two primary extraction trains over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU is $6.4 billion as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

As a result of the impairment tests, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets and $137 million (net of taxes of $45 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

Terra Nova assets:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the asset life extension project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU is $24 million as at March 31, 2020.

White Rose assets:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2036 and adjusted for asset-specific location and quality differentials;
56 2020 FIRST QUARTER Suncor Energy Inc.

•
the company's share of production of approximately 9,800 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.435 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU is $185 million as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $83 million (after-tax) on the company's share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $45 million (after-tax) on the company's share of the White Rose assets.

12. SUBSEQUENT EVENTS

Subsequent to March 31, 2020, the company issued $1.25 billion of senior unsecured Series 7 Medium Term Notes maturing on April 9, 2030. The Series 7 Medium Term Notes have a coupon of 5.00% and were priced at $99.697 per $100 principal amount for an effective yield of 5.039%. Interest is paid semi-annually. Also, the company has secured an additional $300 million of credit facilities with its key banking partners under a new agreement. This agreement has the same terms and covenants as our existing credit facilities.

On May 5, 2020, Suncor's Board of Directors approved a reduction in the company's quarterly dividend to $0.21 per common share from $0.465 per common share.

2020 FIRST QUARTER Suncor Energy Inc. 57

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION
QUARTERLY FINANCIAL SUMMARY
(unaudited)

	Three months ended					Twelve months ended
($ millions, except per share amounts)	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2019

Revenues, net of royalties, and other income	7 756	9 598	9 896	10 098	9 397	38 989

Net (loss) earnings

Oil Sands	(1 953)	(2 682)	505	1 561	189	(427)

Exploration and Production	(427)	(162)	219	456	492	1 005

Refining and Marketing	(55)	558	668	765	1 009	3 000

Corporate and Eliminations	(1 090)	(49)	(357)	(53)	(220)	(679)

Total	(3 525)	(2 335)	1 035	2 729	1 470	2 899

Operating (loss) earnings(A)

Oil Sands	(400)	277	505	651	189	1 622

Exploration and Production	(5)	231	171	247	492	1 141

Refining and Marketing	165	558	668	677	1 009	2 912

Corporate and Eliminations	(69)	(284)	(230)	(322)	(481)	(1 317)

Total	(309)	782	1 114	1 253	1 209	4 358

Funds from (used in) operations(A)

Oil Sands	691	1 405	1 606	1 866	1 184	6 061

Exploration and Production	173	555	379	507	702	2 143

Refining and Marketing	224	793	885	932	1 253	3 863

Corporate and Eliminations	(87)	(200)	(195)	(300)	(554)	(1 249)

Total	1 001	2 553	2 675	3 005	2 585	10 818

Change in non-cash working capital	383	(249)	461	428	(1 037)	(397)

Cash flow provided by operating activities	1 384	2 304	3 136	3 433	1 548	10 421

Per common share

Net (loss) earnings – basic	(2.31)	(1.52)	0.67	1.74	0.93	1.86

Operating earnings – basic(A)	(0.20)	0.51	0.72	0.80	0.77	2.80

Cash dividends – basic	0.47	0.42	0.42	0.42	0.42	1.68

Funds from operations – basic(A)	0.66	1.66	1.72	1.92	1.64	6.94

Cash flow provided by operating activities – basic	0.91	1.50	2.02	2.19	0.98	6.69

	For the twelve months ended
	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019

Return on capital employed(A)

– excluding major projects in progress (%)	(1.4)	5.1	9.9	10.6	8.3

– including major projects in progress (%)	(1.3)	4.9	9.7	10.4	8.2

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

58 2020 FIRST QUARTER Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY
(unaudited)

	Three months ended					Twelve months ended
Oil Sands	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2019

Total Production (mbbls/d)	630.1	662.3	670.0	692.2	657.2	670.4

Oil Sands bitumen production	126.5	206.0	190.7	208.0	133.8	184.8

Oil Sands SCO production	503.6	456.3	479.3	484.2	523.4	485.6

Oil Sands operations (mbbls/d)

Upgraded product (sweet SCO, sour SCO and diesel)	331.8	300.0	317.0	295.5	341.2	313.3

Non-upgraded bitumen	45.8	118.1	105.2	118.7	55.4	99.5

Oil Sands operations production	377.6	418.1	422.2	414.2	396.6	412.8

Bitumen production (mbbls/d)

Mining	285.3	289.9	301.0	300.5	267.8	289.9

In Situ – Firebag	190.3	195.6	194.6	168.4	189.4	187.0

In Situ – MacKay River	—	22.3	23.1	36.3	35.2	29.2

Total bitumen production	475.6	507.8	518.7	505.2	492.4	506.1

Sales (mbbls/d)

Light sweet crude oil	126.8	106.2	116.1	118.3	113.7	113.5

Diesel	33.1	29.7	20.1	25.2	29.0	26.0

Light sour crude oil	180.8	155.4	184.6	165.0	182.4	171.8

Upgraded product (SCO and diesel)	340.7	291.3	320.8	308.5	325.1	311.3

Non-upgraded bitumen	42.4	126.3	110.2	115.1	53.2	101.4

Sales	383.1	417.6	431.0	423.6	378.3	412.7

Oil Sands operations cash operating costs – Average(1)(A) ($/bbl)*

Cash costs	27.15	26.00	25.65	26.80	27.15	26.35

Natural gas	2.30	2.55	0.95	1.00	2.80	1.85

	29.45	28.55	26.60	27.80	29.95	28.20

Mining cash operating costs(1)(A) ($/bbl)

Cash costs	27.00	26.00	24.70	25.55	27.80	26.00

Natural gas	0.90	1.00	0.20	0.30	1.00	0.60

	27.90	27.00	24.90	25.85	28.80	26.60

In Situ cash operating costs(1)(A) ($/bbl)

Cash costs	6.40	6.40	6.90	7.15	6.10	6.60

Natural gas	3.30	3.55	1.55	1.60	3.80	2.65

	9.70	9.95	8.45	8.75	9.90	9.25

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FIRST QUARTER Suncor Energy Inc. 59

QUARTERLY OPERATING SUMMARY(continued)
(unaudited)

	Three months ended					Twelve months ended
Oil Sands	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2019

Fort Hills

Total Fort Hills Bitumen Production (mbbls/d)	80.7	87.9	85.5	89.3	78.4	85.3

Bitumen sales (mbbls/d)	85.1	91.8	91.6	82.0	78.7	86.1

Fort Hills cash operating costs(1)(A) ($/bbl) *

Cash costs	29.40	27.05	23.65	21.80	27.70	24.95

Natural gas	1.60	1.60	0.60	0.70	1.90	1.20

	31.00	28.65	24.25	22.50	29.60	26.15

Syncrude

Sweet SCO production (mbbls/d)	171.8	156.3	162.3	188.7	182.2	172.3

Bitumen production (mbbls/d)	202.4	188.5	194.4	228.5	210.6	205.4

Intermediate sour SCO (mbbls/d)(2)	176.9	159.1	165.3	191.4	186.0	175.6

Syncrude cash operating costs(1)(A)(B) ($/bbl)*

Cash costs	35.30	37.30	38.95	33.40	33.85	35.65

Natural gas	1.35	1.55	0.70	0.50	1.50	1.10

	36.65	38.85	39.65	33.90	35.35	36.75

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Syncrude cash operating costs have been restated for 2019 to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Beginning in 2020, Syncrude cash operating costs are based on production volumes, which include internally consumed diesel, while all the prior periods presented here are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

60 2020 FIRST QUARTER Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY(continued)
(unaudited)

	Three months ended					Twelve months ended
Oil Sands Operating Netbacks (A)(C)	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2019

Bitumen ($/bbl)

Average price realized	8.90	43.36	48.64	54.03	48.37	48.43

Royalties	0.08	(1.23)	(1.98)	(2.96)	(1.37)	(1.94)

Transportation costs	(5.18)	(6.63)	(6.43)	(5.77)	(6.78)	(6.35)

Net operating expenses	(8.11)	(9.10)	(8.07)	(8.86)	(8.56)	(8.68)

Operating netback	(4.31)	26.40	32.16	36.44	31.66	31.46

SCO and diesel ($/bbl)

Average price realized	56.56	75.42	72.45	78.67	69.34	73.89

Royalties	(0.52)	(2.02)	(2.17)	(2.98)	(1.38)	(2.13)

Transportation costs	(4.08)	(4.49)	(4.34)	(3.70)	(4.44)	(4.24)

Net operating expenses – bitumen	(24.95)	(25.77)	(22.64)	(26.94)	(23.87)	(24.77)

Net operating expenses – upgrading	(4.35)	(5.77)	(5.10)	(6.39)	(5.11)	(5.54)

Operating netback	22.66	37.37	38.20	38.66	34.54	37.21

Average Oil Sands operations ($/bbl)

Average price realized	51.29	65.72	66.36	71.98	66.39	67.63

Royalties	(0.46)	(1.78)	(2.12)	(2.98)	(1.38)	(2.09)

Transportation costs	(4.20)	(5.14)	(4.87)	(4.26)	(4.77)	(4.76)

Net operating expenses – bitumen and upgrading	(26.96)	(24.74)	(22.71)	(26.68)	(26.11)	(25.00)

Operating netback	19.67	34.06	36.66	38.06	34.13	35.78

Fort Hills ($/bbl)

Average price realized	26.08	50.77	60.51	70.71	62.92	60.86

Royalties	(0.70)	(1.10)	(1.70)	(1.27)	(1.43)	(1.37)

Transportation costs	(13.44)	(9.36)	(12.01)	(13.61)	(12.97)	(11.90)

Net operating expenses – bitumen	(28.76)	(25.19)	(22.75)	(24.43)	(25.17)	(24.35)

Operating netback	(16.82)	15.12	24.05	31.40	23.35	23.24

Syncrude ($/bbl)

Average price realized	58.72	72.81	74.67	79.74	68.36	73.98

Royalties	0.01	(4.49)	(9.17)	(12.59)	(8.09)	(8.75)

Transportation costs	(0.74)	(0.67)	(0.60)	(0.42)	(0.46)	(0.53)

Net operating expenses – bitumen and upgrading	(31.96)	(32.65)	(33.80)	(28.73)	(31.53)	(31.56)

Operating netback	26.03	35.00	31.10	38.00	28.28	33.14

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FIRST QUARTER Suncor Energy Inc. 61

QUARTERLY OPERATING SUMMARY(continued)
(unaudited)

	Three months ended					Twelve months ended
Exploration and Production	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2019

Total Sales Volumes (mboe/d)	107.2	113.5	92.5	106.1	111.8	106.0

Total Production (mboe/d)	109.7	115.9	92.3	111.7	107.1	106.8

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	—	8.2	13.9	11.3	13.2	11.6

Hibernia (mbbls/d)	25.1	25.1	5.9	23.8	25.7	20.1

White Rose (mbbls/d)	7.5	8.1	6.2	3.2	1.1	4.7

Hebron (mbbls/d)	29.6	28.2	23.6	23.6	18.3	23.5

	62.2	69.6	49.6	61.9	58.3	59.9

Exploration and Production International

Buzzard (mboe/d)	31.3	26.7	29.2	35.0	36.7	31.9

Golden Eagle (mboe/d)	8.2	9.1	8.7	8.2	10.2	9.0

Norway – Oda (mboe/d)	8.0	7.8	2.7	4.0	0.2	3.7

Libya (mbbls/d)(3)	—	2.7	2.1	2.6	1.7	2.3

	47.5	46.3	42.7	49.8	48.8	46.9

Netbacks(A)(C)

East Coast Canada ($/bbl)

Average price realized	69.50	86.07	81.25	92.42	86.16	86.62

Royalties	(4.06)	(13.46)	(6.54)	(13.65)	(19.75)	(13.62)

Transportation costs	(2.13)	(1.71)	(1.86)	(1.94)	(1.56)	(1.76)

Operating costs	(13.23)	(11.28)	(16.49)	(10.96)	(15.63)	(13.45)

Operating netback(A)	50.08	59.62	56.36	65.87	49.22	57.79

International excluding Libya(D) ($/boe)

Average price realized	66.22	82.92	77.15	90.13	85.40	84.17

Transportation costs	(2.50)	(2.23)	(1.97)	(2.24)	(2.22)	(2.17)

Operating costs	(6.56)	(8.57)	(5.29)	(7.08)	(5.09)	(6.43)

Operating netback(A)	57.16	72.12	69.89	80.81	78.09	75.57

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Netbacks are based on sales volumes.

(D)
Beginning in 2020, operating netback includes Norway and all the prior periods presented here exclude Norway.

See accompanying footnotes and definitions to the quarterly operating summaries.

62 2020 FIRST QUARTER Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY(continued)
(unaudited)

	Three months ended					Twelve months ended
Refining and Marketing	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2019

Refined product sales (mbbls/d)	531.5	534.6	572.0	508.1	542.8	539.4

Crude oil processed (mbbls/d)	439.5	447.5	463.7	399.1	444.9	438.9

Utilization of refining capacity (%)	95	97	100	86	96	95

Refining and marketing margin – first-in, first out (FIFO) ($/bbl)(A)(E)	23.35	35.70	35.65	41.30	49.65	40.45

Refining and marketing margin – last-in, first out (LIFO) ($/bbl)(A)	35.60	36.50	36.10	39.70	35.25	36.80

Refining operating expense ($/bbl)(A)	5.65	5.05	4.90	5.90	5.60	5.35

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	112.7	121.6	122.9	114.1	120.6	119.8

Distillate	94.8	102.8	107.4	98.2	103.1	102.9

Total transportation fuel sales	207.5	224.4	230.3	212.3	223.7	222.7

Petrochemicals	9.9	7.9	9.4	12.5	12.8	10.6

Asphalt	11.0	17.3	21.6	12.7	12.6	16.1

Other	27.8	25.3	21.1	14.6	27.5	22.1

Total refined product sales	256.2	274.9	282.4	252.1	276.6	271.5

Crude oil supply and refining

Processed at refineries (mbbls/d)	213.1	217.3	209.5	170.0	216.2	203.3

Utilization of refining capacity (%)	96	98	94	77	97	92

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	121.6	125.8	133.9	121.2	126.1	126.8

Distillate	133.9	110.9	123.4	107.9	118.7	115.2

Total transportation fuel sales	255.5	236.7	257.3	229.1	244.8	242.0

Asphalt	8.7	11.4	18.1	11.4	7.5	12.1

Other	11.1	11.6	14.2	15.5	13.9	13.8

Total refined product sales	275.3	259.7	289.6	256.0	266.2	267.9

Crude oil supply and refining

Processed at refineries (mbbls/d)	226.4	230.2	254.2	229.1	228.7	235.6

Utilization of refining capacity (%)	94	96	106	95	95	98

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(E)
Refining and marketing margin has been restated for 2019 to better reflect the refining, product supply and rack forward businesses. Impact of inventory write-down is excluded.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FIRST QUARTER Suncor Energy Inc. 63

QUARTERLY OPERATING METRICS RECONCILIATION
(unaudited)

Oil Sands Netbacks(A)(C)
($ millions, except per barrel amounts)

For the quarter ended March 31, 2020	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	92	1 841	1 933	467	937	(20)	3 317

Other income	—	79	79	26	10	133	248

Purchases of crude oil and products	(92)	(15)	(107)	(240)	(29)	(31)	(407)

Gross realization adjustment(5)	34	(151)	(117)	(51)	1

Gross realizations	34	1 754	1 788	202	919

Royalties	—	(16)	(16)	(6)	—	(3)	(25)

Transportation	(20)	(149)	(169)	(107)	(13)	—	(289)

Transportation adjustment(6)	—	23	23	3	2

Net transportation expenses	(20)	(126)	(146)	(104)	(11)

Operating, selling and general (OS&G)	(84)	(1 240)	(1 324)	(320)	(629)	21	(2 252)

OS&G adjustment(7)	53	331	384	97	129

Net operating expenses	(31)	(909)	(940)	(223)	(500)

Gross profit	(17)	703	686	(131)	408

Sales volumes (mbbls)	3 859	31 002	34 861	7 746	15 636

Operating netback per barrel	(4.31)	22.66	19.67	(16.82)	26.03

For the quarter ended December 31, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	657	2 087	2 744	646	1 063	(28)	4 425

Other income	—	7	7	7	65	19	98

Purchases of crude oil and products	(142)	(63)	(205)	(203)	(46)	8	(446)

Gross realization adjustment(5)	(11)	(10)	(21)	(22)	(35)

Gross realizations	504	2 021	2 525	428	1 047

Royalties	(14)	(55)	(69)	(9)	(65)	—	(143)

Transportation	(77)	(151)	(228)	(83)	(14)	—	(325)

Transportation adjustment(6)	—	31	31	4	5

Net transportation expenses	(77)	(120)	(197)	(79)	(9)

OS&G	(111)	(1 056)	(1 167)	(248)	(594)	24	(1 985)

OS&G adjustment(7)	6	212	218	35	124

Net operating expenses	(105)	(844)	(949)	(213)	(470)

Gross profit	308	1 002	1 310	127	503

Sales volumes (mbbls)	11 620	26 791	38 411	8 447	14 383

Operating netback per barrel	26.40	37.37	34.06	15.12	35.00

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Impact of inventory write-down is excluded.

See accompanying footnotes and definitions to the quarterly operating summaries.

64 2020 FIRST QUARTER Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(A)(C)
($ millions, except per barrel amounts)

For the quarter ended September 30, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	588	2 213	2 801	705	1 118	(23)	4 601

Other income	—	35	35	—	7	21	63

Purchases of crude oil and products	(87)	(22)	(109)	(171)	(3)	(1)	(284)

Gross realization adjustment(5)	(8)	(88)	(96)	(24)	(7)

Gross realizations	493	2 138	2 631	510	1 115

Royalties	(20)	(64)	(84)	(14)	(137)	—	(235)

Transportation	(65)	(159)	(224)	(105)	(15)	—	(344)

Transportation adjustment(6)	—	31	31	4	6

Net transportation expenses	(65)	(128)	(193)	(101)	(9)

OS&G	(116)	(1 060)	(1 176)	(224)	(629)	20	(2 009)

OS&G adjustment(7)	34	242	276	32	125

Net operating expenses	(82)	(818)	(900)	(192)	(504)

Gross profit	326	1 128	1 454	203	465

Sales volumes (mbbls)	10 139	29 503	39 642	8 428	14 930

Operating netback per barrel	32.16	38.20	36.66	24.05	31.10

For the quarter ended June 30, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	720	2 301	3 021	760	1 380	(21)	5 140

Other (loss) income	—	—	—	(4)	18	(13)	1

Purchases of crude oil and products	(144)	(41)	(185)	(208)	(11)	—	(404)

Gross realization adjustment(5)	(10)	(52)	(62)	(21)	(18)

Gross realizations	566	2 208	2 774	527	1 369

Royalties	(31)	(84)	(115)	(10)	(216)	—	(341)

Transportation	(60)	(143)	(203)	(105)	(18)	—	(326)

Transportation adjustment(6)	—	38	38	4	11

Net transportation expenses	(60)	(105)	(165)	(101)	(7)

OS&G	(122)	(1 118)	(1 240)	(216)	(625)	21	(2 060)

OS&G adjustment(7)	29	182	211	34	132

Net operating expenses	(93)	(936)	(1 029)	(182)	(493)

Gross profit	382	1 083	1 465	234	653

Sales volumes (mbbls)	10 474	28 078	38 552	7 458	17 169

Operating netback per barrel	36.44	38.66	38.06	31.40	38.00

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Impact of inventory write-down is excluded.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FIRST QUARTER Suncor Energy Inc. 65

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(A)(C)
($ millions, except per barrel amounts)

For the quarter ended March 31, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	277	2 158	2 435	627	1 143	(24)	4 181

Other income (loss)	—	24	24	(41)	(10)	37	10

Purchases of crude oil and products	(58)	(36)	(94)	(155)	(22)	(2)	(273)

Gross realization adjustment(5)	12	(117)	(105)	15	10

Gross realizations	231	2 029	2 260	446	1 121

Royalties	(7)	(40)	(47)	(10)	(133)	(8)	(198)

Transportation	(32)	(156)	(188)	(102)	(8)	—	(298)

Transportation adjustment(6)	—	26	26	10	(1)

Net transportation expenses	(32)	(130)	(162)	(92)	(9)

OS&G	(58)	(1 083)	(1 141)	(233)	(619)	20	(1 973)

OS&G adjustment(7)	17	236	253	55	103

Net operating expenses	(41)	(847)	(888)	(178)	(516)

Gross profit	151	1 012	1 163	166	463

Sales volumes (mbbls)	4 784	29 260	34 044	7 080	16 380

Operating netback per barrel	31.66	34.54	34.13	23.35	28.28

For the year ended December 31, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	2 242	8 759	11 001	2 738	4 704	(96)	18 347

Other income (loss)	—	66	66	(38)	80	64	172

Purchases of crude oil and products	(431)	(162)	(593)	(737)	(82)	5	(1 407)

Gross realization adjustment(5)	(17)	(267)	(284)	(52)	(50)

Gross realizations	1 794	8 396	10 190	1 911	4 652

Royalties	(72)	(243)	(315)	(43)	(551)	(8)	(917)

Transportation	(234)	(609)	(843)	(395)	(55)	—	(1 293)

Transportation adjustment(6)	—	126	126	22	21

Net transportation expenses	(234)	(483)	(717)	(373)	(34)

OS&G	(407)	(4 317)	(4 724)	(921)	(2 467)	85	(8 027)

OS&G adjustment(7)	86	872	958	156	484

Net operating expenses	(321)	(3 445)	(3 766)	(765)	(1 983)

Gross profit	1 167	4 225	5 392	730	2 084

Sales volumes (mbbls)	37 017	113 632	150 649	31 413	62 862

Operating netback per barrel	31.46	37.21	35.78	23.24	33.14

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Impact of inventory write-down is excluded.

See accompanying footnotes and definitions to the quarterly operating summaries.

66 2020 FIRST QUARTER Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Syncrude Cash Operating Costs(A)(B)
($ millions, except per barrel amounts)

	Three months ended					Twelve months ended
	Mar 31 2020	Dec 31 2019	Sept 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2019

Syncrude OS&G	629	594	629	625	619	2 467

Non-production costs(8)	(47)	(35)	(37)	(43)	(40)	(155)

Syncrude cash operating costs	582	559	592	582	579	2 312

Syncrude production volumes (mbbls)	15 876	14 383	14 930	17 169	16 380	62 862

Syncrude cash operating costs ($/bbl)	36.65	38.85	39.65	33.90	35.35	36.75

Exploration and Production Netbacks(A)
($ millions, except per barrel amounts)

For the quarter ended March 31, 2020	International(D)	East Coast Canada	Other(9)	E&P Segment

Operating revenues	282	382	(125)	539

Royalties	—	(22)	—	(22)

Transportation	(11)	(12)	—	(23)

OS&G	(32)	(85)	(16)	(133)

Non-production costs(10)	4	12

Gross realizations	243	275

Sales volumes (mboe)	4 257	5 501

Operating netback per barrel	57.16	50.08

For the quarter ended December 31, 2019	International(D)	East Coast Canada	Other(9)	E&P Segment

Operating revenues	273	532	193	998

Royalties	—	(83)	(87)	(170)

Transportation	(7)	(10)	(4)	(21)

OS&G	(32)	(78)	(24)	(134)

Non-production costs(10)	4	8

Gross realizations	238	369

Sales volumes (mboe)	3 289	6 176

Operating netback per barrel	72.12	59.62

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Syncrude cash operating costs have been restated for 2019 to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Beginning in 2020, Syncrude cash operating costs are based on production volumes, which include internally consumed diesel, while all the prior periods presented here are based on sales volumes.

(D)
Beginning in 2020, operating netback includes Norway and all the prior periods presented here exclude Norway.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FIRST QUARTER Suncor Energy Inc. 67

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks(A)
($ millions, except per barrel amounts)

For the quarter ended September 30, 2019	International(D)	East Coast Canada	Other(9)	E&P Segment

Operating revenues	269	393	84	746

Royalties	—	(32)	(65)	(97)

Transportation	(7)	(9)	(3)	(19)

OS&G	(22)	(93)	(14)	(129)

Non-production costs(10)	4	13

Gross realizations	244	272

Sales volumes (mboe)	3 488	4 832

Operating netback per barrel	69.89	56.36

For the quarter ended June 30, 2019	International(D)	East Coast Canada	Other(9)	E&P Segment

Operating revenues	354	507	133	994

Royalties	—	(75)	(90)	(165)

Transportation	(9)	(11)	(1)	(21)

OS&G	(32)	(69)	(13)	(114)

Non-production costs(10)	5	9

Gross realizations	318	361

Sales volumes (mboe)	3 923	5 489

Operating netback per barrel	80.81	65.87

For the quarter ended March 31, 2019	International(D)	East Coast Canada	Other(9)	E&P Segment

Operating revenues	360	491	86	937

Royalties	—	(112)	(61)	(173)

Transportation	(9)	(9)	(1)	(19)

OS&G	(26)	(106)	(16)	(148)

Non-production costs(10)	4	16

Gross realizations	329	280

Sales volumes (mboe)	4 217	5 693

Operating netback per barrel	78.09	49.22

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(D)
Beginning in 2020, operating netback includes Norway and all the prior periods presented here exclude Norway.

See accompanying footnotes and definitions to the quarterly operating summaries.

68 2020 FIRST QUARTER Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

For the year ended December 31, 2019	International(D)	East Coast Canada	Other(9)	E&P Segment

Operating revenues	1 256	1 923	496	3 675

Royalties	—	(302)	(303)	(605)

Transportation	(32)	(39)	(9)	(80)

OS&G	(112)	(346)	(67)	(525)

Non-production costs(10)	17	46

Gross realizations	1 129	1 282

Sales volumes (mboe)	14 917	22 190

Operating netback per barrel	75.57	57.79

Refining and Marketing(A)(E)
($ millions, except per barrel amounts)

	Three months ended					Twelve months ended
	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2019

Gross margin(11)	629	1 568	1 653	1 647	2 140	7 008

Other income	86	33	13	14	15	75

Non-refining margin(12)	283	(16)	(17)	(14)	(13)	(60)

Refining and marketing margin(A)	998	1 585	1 649	1 647	2 142	7 023

Refinery production (mbbls)(13)	42 729	44 422	46 239	39 901	43 143	173 705

Refining and marketing margin – FIFO ($/bbl)(A)	23.35	35.70	35.65	41.30	49.65	40.45

LIFO adjustment	524	37	19	(63)	(621)	(628)

Refining and marketing margin – LIFO(A)	1 522	1 622	1 668	1 584	1 521	6 395

Refining and marketing margin – LIFO ($/bbl)(A)	35.60	36.50	36.10	39.70	35.25	36.80

OS&G	511	576	531	530	536	2 173

Non-refining costs(14)	(270)	(352)	(305)	(295)	(294)	(1 246)

Refining operating expense	241	224	226	235	242	927

Refinery production (mbbls)(13)	42 729	44 422	46 239	39 901	43 143	173 705

Refining operating expense ($/bbl)(A)	5.65	5.05	4.90	5.90	5.60	5.35

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(D)
Beginning in 2020, operating netback includes Norway and all the prior periods presented here exclude Norway.

(E)
Refining and marketing margin has been restated for 2019 to better reflect the refining, product supply and rack forward businesses. Impact of inventory write-down is excluded.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FIRST QUARTER Suncor Energy Inc. 69

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Refining and Marketing
Suncor custom 5-2-2-1 index(15)

		Three months ended					Twelve months ended
(average for the three months and twelve months ended)		Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2019

WTI crude oil at Cushing (US$/bbl)		46.10	56.95	56.45	59.85	54.90	57.05

SYN crude oil at Edmonton (US$/bbl)		43.40	56.25	56.85	60.00	52.60	56.45

WCS at Hardisty (US$/bbl)		25.60	41.10	44.20	49.20	42.50	44.25

New York Harbor 2-1-1 crack (US$/bbl)(F)		14.75	18.50	19.75	22.40	19.10	19.95

Chicago 2-1-1 crack (US$/bbl)(F)		9.75	14.45	17.05	21.55	15.30	17.10

Product value (US$/bbl)

New York Harbor 2-1-1 crack(G)	40%	24.35	30.20	30.50	32.90	29.60	30.80

Chicago 2-1-1 crack(H)	40%	22.35	28.55	29.40	32.55	28.10	29.65

WTI	20%	9.20	11.40	11.30	11.95	11.00	11.40

Seasonality factor		6.50	6.50	5.00	5.00	6.50	5.75

		62.40	76.65	76.20	82.40	75.20	77.60

Crude value (US$/bbl)

SYN	40%	17.35	22.50	22.75	24.00	21.05	22.60

WCS	40%	10.25	16.45	17.70	19.70	17.00	17.70

WTI	20%	9.20	11.40	11.30	11.95	11.00	11.40

		36.80	50.35	51.75	55.65	49.05	51.70

Suncor custom 5-2-2-1 index (US$/bbl)		25.60	26.30	24.45	26.75	26.15	25.90

Suncor custom 5-2-2-1 index (CAD$/bbl)		34.40	34.70	32.30	35.80	34.75	34.35

(F)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(G)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(H)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.

70 2020 FIRST QUARTER Suncor Energy Inc.

OPERATING SUMMARY INFORMATION

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Syncrude cash operating costs, Fort Hills cash operating costs, In Situ cash operating costs, mining cash operating costs, refining and marketing margin, refining operating expense and netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss), Oil Sands operations cash operating costs, and Fort Hills cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued by Suncor in respect of the relevant quarter (Quarterly Reports). Funds from (used in) operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing margin, refining operating expense and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. Netbacks are defined below and are reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.

Oil Sands Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Netbacks

E&P netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)
Cash operating costs – Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and are net of operating revenues associated with excess power from cogeneration units. Oil Sands operations cash operating costs (including for In Situ and mining) and Fort Hills cash operating costs are presented on a production basis by adjusting for inventory impacts, while Syncrude production volumes are equal to sales volumes.

(2)
Syncrude's capacity to upgrade bitumen to an intermediary sour SCO is 350,000 bbls/d.

(3)
Effective 2016, Libyan production volumes reflect the company's entitlement share of production sold in the period.

(4)
Reflects non-producing Oil Sands assets and enterprise shared service allocations and recoveries.

(5)
Reflects the impact of items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(6)
Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale. For Oil Sands operations bitumen and SCO and Fort Hills bitumen, the point of sale is at the final customer, whereas Syncrude sweet SCO is deemed to be sold into the sweet synthetic crude oil pool in Edmonton, Alberta. Expenses or credits adjusted out of the netback transportation line include, but are not limited to, costs associated with the sale of non-proprietary product on pipelines with unutilized capacity under minimum volume commitment agreements.

(7)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(8)
Reflects adjustments for operating, selling and general expenses not directly attributable to Syncrude production.

(9)
Reflects other E&P assets, such as Norway (up to Q4 2019), and Libya, for which netbacks are not provided.

(10)
Reflects adjustments for general and administrative costs not directly attributed to production.

(11)
Operating revenues less purchases of crude oil and products.

(12)
Reflects adjustments for intersegment marketing fees and impact of inventory write-downs.

(13)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(14)
Reflects operating, selling and general expenses associated with the company's supply, marketing, and ethanol businesses, as well as certain general and administrative costs not directly attributable to refinery production.

(15)
The custom 5-2-2-1 index is designed to represent Suncor's Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company's refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality, and grade differentials for refined products sold in the company's core markets during the winter and summer months. The crude value is influenced by SYN, WCS, and WTI benchmarks.

Explanatory Notes

*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to differing operations of each entity as well as other entities' respective accounting policy choices.

Abbreviations

bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
SCO	– synthetic crude oil
WTI	– West Texas intermediate
SYN	– sweet synthetic crude oil
WCS	– Western Canadian Select

Metric Conversion

Crude oil, refined products, etc.              1m3 (cubic metre) = approx. 6.29 barrels

2020 FIRST QUARTER Suncor Energy Inc. 71

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EXHIBIT 99.1